Filed Pursuant to Rule 424(b)(3)

Registration No. 333-285981

Registration No. 333-285872

Registration No. 333-282359

Registration No. 333-284324

Prospectus Supplement No. 6

(to Prospectus dated March 20, 2025)

Prospectus Supplement No. 16

(to Prospectus dated November 12, 2024)

Prospectus Supplement No. 9

(to Prospectus dated February 6, 2025)

Damon INC.

Offering of 126,900,000 Units, Each Unit Consisting of One Common Share and One Series A Warrant, and 126,900,000 Common Shares* Underlying Series A Warrants and 6,345,000 Common Shares* Underlying Underwriter’s Warrants

Resale of Up to 1,015,383 Common Shares by the Selling Securityholders
Resale of Up to 18,514,579 Common Shares by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in (i) the prospectus dated March 20, 2025 related to the offering of 126,900,000 units, each unit consisting of one common share, no par value (“common shares”) and one Series A Warrant (“Series A Warrant”), of Damon Inc., a British Columbia corporation (“Damon”), and 126,900,000 common shares (*or a greater amount pursuant to an alternate cashless exercise option in accordance with the terms of the warrants) underlying the Series A Warrants and 6,345,000 common shares (*or a greater amount pursuant to an alternate cashless exercise option in accordance with the terms of the warrants) underlying the Underwriter’s Warrants, (ii) the prospectus dated November 12, 2024 related to the resale of up to 1,015,383 common shares of Damon, and (iii) the prospectus dated February 6, 2025 related to the to the resale of up to 18,514,579 common shares of Damon (together, the “Prospectuses”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2025 (the “Current Report”) and our Quarterly Report on Form 10-Q, filed with the SEC on May 19, 2025 (collectively with the Current Report, the “Reports”). Accordingly, we have attached the Reports to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares have been traded on the Nasdaq Global Market under the symbol “DMN” until May 19, 2025, and will begin trading on the OTC Pink Current Market under the symbol “DMNIF” on May 20, 2025. On May 19, 2025, the closing price of our common shares was $ 0.0017 per share.

Investing in our securities involves risks. See the sections titled “Risk Factors” of the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2025.

United States

Securities and Exchange Commission

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2025

DAMON INC.

(Exact name of registrant as specified in its charter)

British Columbia	001-42190	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

704 Alexander Street Vancouver. BC	V6A 1E3
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares	DMN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The information under Item 8.01 of this Current Report on Form 8-K is incorporated by reference herein to the extent required to be disclosed under this Item 3.01.

Item 7.01. Regulation FD Disclosure.

Damon Inc. (the “Company”) has issued a press release attached hereto as Exhibit 99.1 regarding its plan to resume trading, which is incorporated herein by reference.

The information contained in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

Resumption of Trading

As previously reported, on April 29, 2025, the Nasdaq staff informed the Company that, pursuant to the staff’s authority under Listing Rule 4120(a)(5), trading in its common shares on Nasdaq has been halted pending the outcome of the Company’s appeal hearing before the Nasdaq Hearings Panel, currently scheduled for May 20, 2025, unless the staff determines to lift the halt prior to the hearing. To enable the Company’s common shares to trade on an alternative market, the Company has determined to forego its right to appeal Nasdaq’s delisting determination. The Nasdaq staff has informed the Company that its common shares will resume trading on Nasdaq for one trading day, on May 19, 2025, prior to suspending the common shares as of the following trading day. The Company currently expects that its common shares will begin trading on the OTC Pink Current Market maintained by OTC Markets Group, Inc. (“OTC Markets”) beginning on May 20, 2025, in accordance with Rule 15c2-11(f)(1) under the Exchange Act. The OTC Pink Current Market will become the OTCID Basic Market effective as of July 1, 2025. The OTCID Basic Market is for companies that meet a minimal current information standard and provide management certification, without the qualitative standards of the OTCQX Best Market and OTCQB Venture Market (“OTCQB”). As an SEC reporting company, the Company satisfies and exceeds the minimal current information standard of the OTCID. The Company will continue to pursue its application to trade on the OTCQB, though no assurance can be provided that the Company will be able to satisfy the criteria for trading on the OTCQB or that the staff of OTC Markets will approve the Company’s application to trade on the OTCQB.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	DAMON, INC.

	By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 001-42190

DAMON INC.

(Exact name of registrant as specified in its charter)

British Columbia	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4601 Canada Way

Suite #402

Burnaby, BC V5G 4X3

(Address of principal executive offices)

(Zip Code)

(236) 326-3619

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which each is registered
Common Shares	DMN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the issuer is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 19, 2025, there were 2,450,477,042 common shares, no par value, issued and outstanding.

DAMON INC.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION

CONTAINED IN THIS REPORT

This Quarterly Report on Form 10-Q (this “Form 10-Q”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on our management’s current expectations, assumptions or forecasts of future events based on information currently available to our management. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this Form 10-Q. In particular, these include statements relating to future actions; prospective products, applications, customers and technologies; future performance or results of anticipated products; anticipated expenses; and projected financial results. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our history of losses;

●	our ability to implement our growth strategy and achieve profitability;

●	our limited operating history with recent acquisitions;

●	our ability to obtain adequate financing in the future as needed;

●	our ability to continue as a going concern;

●	our status as a foreign private issuer;

●	impact of our expected delisting from The Nasdaq Stock Market LLC (“Nasdaq”), and our ability to trade on an over-the-counter market maintained by OTC Markets Group Inc. (“OTC Markets”);

●	customer demand for or acceptance of the products and services we develop or supply;

●	the impact of competitive or alternative products, technologies and pricing;

●	emerging competition and rapidly advancing technology in our industry that may outpace our technology;

●	our ability to manufacture or distribute any products we develop or supply, and to secure and maintain strategic supply and manufacturing arrangements;

●	our ability to protect our intellectual property;

●	impact of any changes in existing or future regulatory and tax regimes applying to our business;

●	our ability to successfully consummate strategic transactions and integrate companies or technologies we acquire;

●	our ability to attract and retain management and other employees who possess specialized knowledge and technical skills;

●	our ability to develop and maintain effective internal controls;

●	general economic conditions and events and the impact they may have on us and our customers, including, but not limited to escalating tariff and non-tariff trade measures imposed by the United States and other countries, increases in inflation rates and rates of interest, supply chain challenges, increased costs for materials and labor, cybersecurity threats, volatility in the financial and stock markets, and geopolitical conflicts such as those in Russia/Ukraine and Israel/Hamas;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	our success at managing the risks involved in the foregoing items; and

●	other factors discussed in this Form 10-Q.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Form 10-Q, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Some of these risks and uncertainties may be amplified in the future and there may be additional risks that we currently consider immaterial, or which are unknown.

You should read this Form 10-Q and the documents that we have filed as exhibits to this Form 10-Q completely and with the understanding that our actual future results may be materially different from what we expect. Any forward-looking statement made by us in this Form 10-Q is based only on information currently available to us and speaks only as of the date on which it is made. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXPLANATORY NOTE

About the Company

On December 27, 2023 (the “record date”), we were spun off by our former parent company, XTI Aerospace Inc., formerly known as Inpixon (the “Parent”), by means of a transfer of all of our then outstanding common shares held by the Parent (the “spinoff shares”) to the Grafiti Holding Inc. Liquidating Trust (the “trust”), to be held for the benefit of holders of the Parent’s common stock, preferred stock and those outstanding warrants that were contractually entitled to participate in the distribution (collectively, the “participating Parent securityholders”). Following the effectiveness of our registration statement on Form 10-12B filed in connection with the spinoff (the “Form 10 Registration Statement”) on November 12, 2024, the trust delivered the spinoff shares to the participating Parent securityholders, as beneficiaries of the trust, pro rata in accordance with their ownership of shares or underlying shares of the Parent’s common stock as of the record date.

On November 13, 2024, we completed a business combination transaction with Damon Motors Inc. (“Damon Motors”), resulting in Damon Motors becoming our wholly-owned subsidiary (the “Business Combination”). Upon completion of the Business Combination with Damon Motors, we changed our corporate name from “Grafiti Holding Inc.” to “Damon Inc.” For further information about these transactions, please refer to the current report on Form 8-K filed by the us with the Securities and Exchange Commission (the “SEC”) on November 18, 2024 (the “November 18, 2024 8-K”).

Unless otherwise stated or the context otherwise requires, “we,” the “Company,” “us,” “our” and similar terms refer to Damon Inc. (“Damon”), formerly known as Grafiti Holding Inc. (“Grafiti Holding”), and as appropriate, its subsidiaries.

About Our Foreign Private Issuer Status

As a corporation organized under the laws of British Columbia, the Company qualifies as a “foreign private issuer,” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States, based on the applicable criteria as of the last business day of the Company’s most recently completed second fiscal quarter, ended December 31, 2024. Notwithstanding the Company’s qualification as a foreign private issuer, the Company has voluntarily chosen to file with the U.S. Securities and Exchange Commission (the “SEC”) periodic and current reports and registration statements on forms prescribed for U.S. domestic issuers, including annual reports on Form 10-K, quarterly reports on Form 10-Q, including this quarterly report, current reports on Form 8-K, and registration statements on Form S-1, instead of filing on the reporting and registration forms available to foreign private issuers.

Although the Company has voluntarily chosen to file periodic reports and current reports, as well as registration statements, on U.S. domestic issuer forms, the Company maintains its status as a foreign private issuer. Accordingly, as a foreign private issuer, the Company remains exempt from the U.S. federal proxy rules pursuant to Section 14 of the Exchange Act and Regulations 14A and 14C thereunder, Regulation FD, and its officers, directors, and principal shareholders are not subject to the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Additionally, the Company elects to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq, as further discussed under Part II, Item 5 of our quarterly report on Form 10-Q for the quarterly period ended December 31, 2024 filed on February 14, 2025, as amended on March 17, 2025, and under the heading “Risk Factors” in Part II, Item 1A in such quarterly report.

PART I — FINANCIAL INFORMATION

ITEM 1: FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information which are the accounting principles that are generally accepted in the United States of America and in accordance with the instructions for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the condensed consolidated financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations, and cash flows of the Company for the interim periods presented.

The results for the period ended March 31, 2025 are not necessarily indicative of the results of operations for the full year. These financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in our audited consolidated financial statements for the fiscal years ended June 30, 2024 and 2023, which were included in the information statement filed as Exhibit 99.1 to our amended registration statement on Form 10-12B filed with the SEC on September 26, 2024 (the “Form 10”).

  DAMON INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2025 (unaudited)	June 30, 2024
ASSETS

Current assets
Cash	$7,555,820	$395,580
Accounts receivable, net of allowance	39,132	-
Other current assets	305,303	90,921
Current assets	7,900,255	486,501
Non-current assets
Premises lease deposits	133,516	126,431
Property and equipment, net	281,419	449,255
Operating lease right-of-use assets, net	348,735	689,165
Goodwill and customer list	-	-
Non-current assets	763,670	1,264,851
Total assets	$8,663,925	$1,751,352

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$6,882,472	$5,924,121
Customer deposits	451,165	482,575
Deferred revenue	163,117	-
Current portion of operating lease liabilities	240,619	443,519
Current portion of finance lease liabilities	7,046	7,141
Short-term debt	576,024	1,099,489
Pre-paid security purchase	2,896,663	-
Convertible promissory note	4,135,281	-
Warrant liabilities	13,612,366	-
Convertible notes	-	40,630,756
Financial liability convertible to equity	-	3,200,000
Current liabilities	28,964,753	51,787,601
Non-current liabilities
Non-current portion of operating lease liabilities	43,117	235,492
Non-current portion of finance lease liabilities	163,512	177,403
Non-current liabilities	206,629	412,895
Total liabilities	29,171,382	52,200,496
Commitment and contingencies (Note 18)

MEZZANINE EQUITY
Warrants issued to underwriters (Note 11)	784,000	-

STOCKHOLDERS’ DEFICIT
Common shares without par value, unlimited shares authorized, 503,766,493 shares issued and outstanding as of March 31, 2025 (June 30, 2024 – 2,594,850)	104,117,416	1,938,751
Preferred shares without par value, unlimited shares authorized, nil shares issued and outstanding as of March 31, 2025 (June 30, 2024 – 3,528,408)	-	71,590,087
Additional paid in capital	17,555,474	16,629,612
Accumulated other comprehensive loss	(2,248)	-
Accumulated deficit	(142,962,099)	(140,607,594)
Total stockholders’ deficit	(21,291,457)	(50,449,144)
Total liabilities, mezzanine equity and stockholders’ deficit	$8,663,925	$1,751,352

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2025	2024	2025	2024

Revenue	$81,411	$-	$130,934	$-
Cost of revenue	40,161	-	61,493	-
Gross profit	41,250	-	69,441	-

Expenses
Research and development, net	959,672	1,805,747	2,014,226	3,760,318
General and administrative	3,702,113	1,531,065	6,674,473	4,895,715
Sales and marketing	185,776	201,509	538,321	774,481
Transaction costs	203,000	-	5,620,436	-
Depreciation	61,090	74,791	175,902	229,643
Impairment	14,119,955	-	14,119,955	-
Foreign currency transaction (gain)/loss	115,476	(137,337)	(119,103)	(176,575)
	19,347,082	3,475,775	29,024,210	9,483,582

Loss from operations	(19,305,832)	(3,475,775)	(28,954,769)	(9,483,582)

Other income / (expenses)
Changes in fair value of financial liabilities	-	(8,200,745)	34,333,573	(12,939,830)
Loss on debt settlement	-	(720,320)	-	(720,320)
Finance expense	(5,857,606)	(700,093)	(7,733,314)	(2,461,252)
	(5,857,606)	(9,621,158)	26,600,259	(16,121,402)

Loss before taxes	(25,163,438)	(13,096,933)	(2,354,510)	(25,604,984)
Current income tax recovery	-	-	5	-
Net loss	$(25,163,438)	$(13,096,933)	$(2,354,505)	$(25,604,984)

COMPREHENSIVE LOSS
Net loss	$(25,163,438)	$(13,096,933)	$(2,354,505)	$(25,604,984)
Other comprehensive loss
Foreign currency translation adjustments	(3,307)	-	(2,248)	-
Comprehensive loss	$(25,166,745)	$(13,096,933)	$(2,356,753)	$(25,604,984)

Loss per share – basic and diluted	$(0.50)	$(1.06)	$(0.11)	$(2.11)
Weighted average number of shares outstanding – basic and diluted	50,566,406	12,303,733	21,855,268	12,135,890

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND CHANGES IN STOCKHOLDERS’ DEFICIT

(unaudited)

	Mezzanine equity
	Number of warrants	Amount	Common shares[1]		Preferred shares[1]		Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated Deficit	Stockholders’ deficit

As of June 30, 2024	-	$-	2,594,850	$1,938,751	3,528,408	$71,590,087	$16,629,612	$-	$(140,607,594)	$(50,449,144)
Conversion of Simple Agreements for Future Equity (SAFEs) at maturity	-	-	302,550	3,200,000	-	-	-	-	-	3,200,000
Stock-based compensation	-	-	-	-	-	-	16,295	-	-	16,295
Common share purchase warrants issued in connection with convertible promissory notes	-	-	-	-	-	-	287,387	-	-	287,387
Net loss	-	-	-	-	-	-	-	-	(7,412,175)	(7,412,175)
As of September 30, 2024	-	$-	2,897,400	$5,138,751	3,528,408	$71,590,087	$16,933,294	$-	$(148,019,769)	$(54,357,637)
Common share purchase warrants issued in connection with convertible promissory notes	-	-	-	-	-	-	587,740	-	-	587,740
Conversion of preferred shares	-	-	9,760,738	71,590,087	(3,528,408)	$(71,590,087)	-	-	-	-
Issuance of common shares, net of issuance costs	-	-	769,527	761,206	-	-	-	-	-	761,206
Conversion of convertible notes	-	-	3,473,256	8,370,546	-	-	-	-	-	8,370,546
Issuance of shares for Business Combination	-	-	4,615,384	11,123,075	-	-	-	-	-	11,123,075
Stock-based compensation	-	-	-	-	-	-	18,601	-	-	18,601
Net income	-	-	-	-	-	-	-	-	30,221,108	30,221,108
Foreign currency translation	-	-	-	-	-	-	-	1,059	-	1,059
As of December 31, 2024	-	$-	21,516,305	$96,983,665	-	$-	$17,539,635	$1,059	$(117,798,661)	$(3,274,302)
Issuance of common shares, net of issuance costs	-	-	126,900,000	699,151	-	-	-	-	-	699,151
Issuance of warrants to underwriters	6,345,000	784,000	-	-	-	-	-	-	-
Issuance of shares for warrants exercised	-	-	346,701,995	4,411,187	-	-	-	-	-	4,411,187
Issuance of shares for pre-paid security purchase	-	-	8,133,614	1,550,000	-	-	-	-	-	1,550,000
Issuance of shares for services	-	-	514,579	473,413	-	-	-	-	-	473,413
Stock-based compensation	-	-	-	-	-	-	15,839	-	-	15,839
Net loss	-	-	-	-	-	-	-	-	(25,163,438)	(25,163,438)
Foreign currency translation			-	-	-	-	-	(3,307)	-	(3,307)
As of March 31, 2025	6,345,000	$784,000	503,766,493	$104,117,416	-	$-	$17,555,474	$(2,248)	$(142,962,099)	$(21,291,457)

As of June 30, 2023	-	-	2,490,606	$1,285,788	3,528,408	$71,590,087	$9,294,030	$-	$(106,639,346)	$(24,469,441)
Issuance of common shares, net of issuance costs	-	-	20,081	260,999	-	-	-	-	-	260,999
Stock-based compensation	-	-	-	-	-	-	204,159	-	-	204,159
Stock options exercised	-	-	27,567	149,166	-	-	(129,642)	-	-	19,524
Net loss	-	-	-	-	-	-	-	-	(5,377,191)	(5,377,191)
As of September 30, 2023	-	$-	2,538,254	$1,695,953	3,528,408	$71,590,087	$9,368,547	$-	$(112,016,537)	$(29,361,950)
Stock-based compensation	-	-	-	-	-	-	153,900	-	-	153,900
Stock options exercised	-	-	46,240	178,167	-	-	(143,830)	-	-	34,337
Net loss	-	-	-	-	-	-	-	-	(7,130,860)	(7,130,860)
As of December 31, 2023	-	$-	2,584,494	$1,874,120	3,528,408	$71,590,087	$9,378,617	$-	$(119,147,397)	$(36,304,573)
Stock-based compensation	-	-	-	-	-	-	27,140	-	-	27,140
Stock options exercised	-	-	8,246	42,798	-	-	(36,966)	-	-	5,832
Common share purchase warrants issued	-	-	-	-	-	-	382,960	-	-	382,960
Net loss			-	-	-	-	-	-	(13,096,933)	(13,096,933)
As of March 31, 2024	-	$-	2,592,740	$1,916,918	3,528,408	$71,590,087	$9,751,751	$-	$(132,244,330)	$(48,985,574)

[1]	The number of shares of preferred shares and common shares issued prior to the Business Combination have been retroactively adjusted by the Exchange Ratio to give effect to the Business Combination transaction. See Note 3 – Business Combination for more information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine months ended March 31, 2025	Nine months ended March 31, 2024

Operating activities
Net loss:	$(2,354,505)	$(25,604,984)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	175,902	229,643
Stock-based compensation	50,735	385,199
Shares issued for services	473,413	-
Non-cash interest	2,473,683	984,430
Non-cash transaction cost	6,086,870	-
Loss on debt settlement	-	720,320
Changes in fair value of financial liabilities	(34,333,573)	12,939,830
Impairment	14,119,955	-
Foreign exchange gain	(15,048)	(147,124)

Changes in operating assets and liabilities:
Other current assets and premises lease deposits	(142,848)	71,365
Accounts receivable	17,860	-
Accounts payable and accrued liabilities	(1,161,825)	(303,793)
Deferred revenue	2,608	-
Operating lease	(38,802)	(18,777)
Customer deposits	(31,410)	(2,700)
Cash used in operating activities	(14,676,985)	(10,746,591)

Investing activities
Net cash acquired from business combination	77,270	-
Cash provided by investing activities	77,270	-

Financing activities
Payments on finance leases	(5,193)	(16,609)
Proceeds from share issuance	14,767,360	-
Proceeds from senior secured promissory notes	596,000	-
Proceeds from promissory notes	929,299	-
Repayment of promissory notes	(225,000)	-
Repayment of SR&ED loan	(727,014)	(916,539)
Proceeds from pre-paid purchase, net	4,400,000	-
Proceeds from convertible notes	1,105,000	9,575,000
Proceeds from long-term debt	3,150,000	-
Repayment of long-term debt	(2,216,168)	-
Proceeds from exercise of stock options	-	59,693
Cash provided by financing activities	21,774,284	8,701,545

Effect of exchange rates on cash holdings in foreign currencies	(14,329)	-
Net change in cash during the period	7,174,569	(2,045,046)
Cash at beginning of period	395,580	2,069,056
Cash at end of period	$7,555,820	$24,010

	Nine months ended March 31, 2025	Nine months ended March 31, 2024

Supplemental disclosure of cash flow information:
Interest on finance lease paid	$6,452	$7,237
Interest paid on debt	422,364	782,623
Supplemental disclosure of non-cash investing and financing activity:
SAFEs converted to preferred shares	3,200,000	-
Convertible notes converted to common shares	8,370,546	-
Common shares issued for services	1,045,939	-
Convertible notes issued for services	750,000	-
Common shares issued for pre-paid security agreement	1,738,679	-
Common shares issued for Business Combination	11,123,075	-
Common shares issued for settlement of amount owing for severance payment	-	260,999
Convertible notes issued for settlement of promissory notes	-	775,208
Convertible notes issued for settlement of debt	-	88,391
Common shares issued for warrants conversion	$4,411,187	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2025 AND 2024

1. Nature and continuance of operation

Damon Inc. (“Damon” or “the Company”, formerly Grafiti Holding Inc. or “Grafiti”) was originally incorporated in British Columbia, Canada on October 17, 2023. Gratifi’s wholly owned subsidiary, Grafiti Limited (formerly known as “Inpixon Limited”) was incorporated in England and Wales on May 13, 2020. Grafiti Limited provides specialized scientific software products and services for the environmental sciences, life sciences, behavioral sciences, medical research and engineering domains.

On October 23, 2023, Grafiti and XTI Aerospace, Inc. (then parent company of Grafiti) entered into a Business Combination Agreement with Damon Motors, Inc. (“Damon Motors”), in which Damon Motors would amalgamate with a newly formed wholly-owned subsidiary of Grafiti (“Amalco Sub”), with Damon Motors continuing as the surviving entity (“Business Combination”). Damon Motors is developing motorcycles and other personal mobility solutions, integrating proprietary electric powertrain, shifting, and predictive awareness technologies to drive innovation through data intelligence and strategic partnerships.

On November 13, 2024, Damon Motors and Amalco Sub amalgamated to continue as a wholly-owned subsidiary of Grafiti (the “Amalgamation”). Following the Amalgamation, Damon Motors became a wholly-owned subsidiary of Grafiti and Grafiti was immediately renamed to “Damon Inc.” (also referred to herein as the “Pubco,” or the “combined company”). Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we”, “us” or “our” and similar terms refer to Damon Motors and its subsidiary prior to the consummation of the Business Combination, and Damon and its subsidiaries after the consummation of the Business Combination.

In accordance with ASC 805- Business Combinations (“ASC 805”), the Business Combination between Damon (formerly Grafiti) and Damon Motors was accounted for as a reverse acquisition for financial reporting purposes, with Damon (formerly Grafiti) as the legal acquirer and Damon Motors treated as the accounting acquirer. Damon (formerly Grafiti) remains the continuing registrant and reporting company. Accordingly, the historical financial and operating data of the Company, which covers periods prior to the closing date of the Business Combination, reflects the assets, liabilities, and results of operations for Damon Motors and does not reflect the assets, liabilities and results of operations of Damon (formerly Grafiti) for the periods prior to November 12, 2024 (Note 3 – Business Combinations).

The common shares of the combined company are listed on the Nasdaq Global Market under the ticker symbol “DMN”. Following a delisting determination by Nasdaq, trading of the Company’s common shares was halted on April 29, 2025. To enable the Company’s common shares to trade on an alternative market, the Company has determined to forego its right to appeal Nasdaq’s delisting determination. The Nasdaq staff has informed the Company that its common shares will resume trading on Nasdaq for one trading day, on May 19, 2025, prior to suspending the common shares as of the following trading day. The Company expects its shares to begin trading on the OTC Pink Current Market on May 20, 2025, and is also seeking to have its shares posted for trading on the OTCQB Venture Market (“OTCQB”), though no assurance can be provided that the Company will be able to satisfy the criteria for trading on the OTCQB or that the staff of OTC Markets will approve the posting of the Company’s shares for trading on the OTCQB.

The accompanying condensed interim unaudited consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company is subject to a number of risks, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in electric automotive technology. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to fund its research and development, complete the construction of a manufacturing facility or secure third-party manufacturing arrangements for the eventual production of electrical motorcycles and other personal mobility products and meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company has utilized $14,676,985 of cash in operations for the nine months ended March 31, 2025 and has accumulated a deficit as of March 31, 2025 of $142,962,099 and expects to incur future additional losses. These conditions indicate material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern within one year after financial statement issuance date.

When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Management’s plans to address the uncertainty that the Company will continue as a going concern include obtaining sufficient debt and equity financing for the Company’s operations and development plans. There is no assurance that the Company will obtain sufficient financing in a timely manner. As such, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated by management’s plans.

2. Summary of significant accounting policies

Basis of presentation and consolidation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual audited financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2024 and the related notes thereto included in Exhibit 99.1 to our Form 10.

The condensed interim unaudited consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiaries, Grafiti Limited (formerly known as “Inpixon Limited”), Damon Motors Inc. and Damon Motors Corporation, over which the Company has control. Control occurs when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect its returns. All intercompany transactions and balances between the Company and the subsidiary are eliminated upon consolidation.

Basis of measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting.

Significant accounting estimates and judgements

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Estimates include the following:

●	Estimating the fair value of the identifiable assets acquired, liabilities assumed, and consideration transferred of the acquired business

●	Estimating the recoverable amount of non-financial assets, to determine and measure impairment losses on goodwill and intangible assets

●	Estimating the fair value of the Company’s common shares

●	Classification and measurement of financial instruments

Business Combinations

The Company accounts for business acquisitions under ASC 805, Business Combinations. The total purchase consideration for an acquisition is measured as the fair value of the assets acquired, equity instruments issued and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets (including intangible assets), liabilities assumed (including contingent liabilities) and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. Goodwill is recognized if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. A bargain purchase gain is recognized within other income (expense), net, on the consolidated statement of operations if the net fair value of the identifiable assets acquired and the liabilities assumed is in excess of the fair value of the total purchase consideration and any noncontrolling interests. The results of operations of the acquired business are included in the consolidated financial statements beginning on the acquisition date.

Goodwill

Goodwill represents the excess of the consideration transferred for business combinations over the fair value of the identifiable net assets acquired. Goodwill is assessed for impairment annually on June 30 or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Intangible assets

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. As of March 31, 2025, the Company’s sole intangible asset consists of the customer list acquired from the Business Combination, which had a remaining estimated useful life of five years.

Impairment of goodwill and intangible assets

The Company test for impairment of goodwill and intangible assets at the reporting unit level. The Company has two reporting units – electric personal mobility products unit and scientific software products and services reporting unit. The goodwill and intangible assets belong to scientific software products and services reporting unit.

During the three months ended March 31, 2025, we identified indicators that the goodwill and intangible assets were impaired due to underperformance for revenue growth and estimated future operating cash flow from the scientific software products and services reporting unit. A quantitative impairment test on goodwill and intangible assets determined that the fair value was below the carrying value. The Company estimated fair value using a combination of discounted cash flows and market comparisons. As a result, the Company recorded impairment of goodwill in the amount of $14,045,955 and impairment of intangible assets in the amount of $74,000, reducing the carrying value of goodwill and intangible assets to $nil. The impairment charge was reflected in the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from the sale of software and software as a service.

License Revenue Recognition

The Company enters into contracts with its customers whereby it grants a non-exclusive license for the use of its proprietary software. The contracts provide for either (i) a one year stated term with a one-year renewal option, (ii) a perpetual term or (iii) a two-year term with the option to upgrade to a perpetual license at the end of the term. The contracts may also provide for yearly on-going maintenance services for a specified price, which includes maintenance services, designated support, and enhancements, upgrades and improvements to the software (the “Maintenance Services”), depending on the contract. Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. All software provides customers with the same functionality and differ mainly in the duration over which the customer benefits from the software.

The timing of the Company’s revenue recognition related to the licensing revenue stream is dependent on whether the software licensing agreement entered into represents a good or service. Software that relies on an entity’s IP and is delivered only through a hosting arrangement, where the customer cannot take possession of the software, is a service. A software arrangement that is provided through an access code or key represents the transfer of a good. Licenses for on-premises software represents a good and provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized at a point in time when the software is made available to the customer.

Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. Renewal contracts are not combined with original contracts, and, as a result, the renewal right is evaluated in the same manner as all other additional rights granted after the initial contract. The revenue is not recognized until the customer can begin to use and benefit from the license, which is typically at the beginning of the license renewal period. Therefore, the Company recognizes revenue resulting from renewal of licensed software starting at the beginning of the license renewal period.

The Company recognizes revenue related to software as a service evenly over the service period using a time-based measure because the Company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the services are performed.

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company had deferred revenue of $163,117 and $nil as of March 31, 2025 and June 30, 2024, respectively, related to cash received in advance for product license and maintenance services to be performed in future periods. The Company expects to satisfy its remaining performance obligations for these license and maintenance services, and recognize the deferred revenue and related contract costs over the next twelve months. The Company recognized revenue of $81,411 and $130,934 during the three and nine months ended March 31, 2025, respectively.

Costs to Obtain a Contract

The Company does not have a history of incurring incremental costs to obtain a contract with a customer, but if the Company incurs these costs in the future, the Company will recognize these costs as an asset that will be amortized over the expected contract term.

Cost to Fulfill a Contract

The Company incurs costs to fulfill their obligations under a contract once it has obtained, but before transferring goods or services to the customer. The Company has determined that these costs are immaterial. Therefore, the Company expenses the costs as they are incurred.

Multiple Performance Obligations

The Company enters into contracts with customers for its technology licenses that may include multiple performance obligations. Each distinct performance obligation was determined by whether the customer could benefit from the good or service on its own or together with readily available resources. The Company allocates revenue to each performance obligation based on its standalone selling price. The Company’s contracts with its customers outline the terms of the number of software licenses to be issued and any Maintenance Services, along with the agreed-upon prices. The price for both the licenses and any related Maintenance Fees are fixed and stated in the contract.

Sales and Use Taxes

The Company presents transactional taxes such as sales and use tax collected from customers and remitted to government authorities on a net basis.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company’s operations consist of two operating segments - electric personal mobility products and scientific software products and services.

Foreign currency translation

The Company and its subsidiaries’ functional currency is U.S. dollars (“USD”), except for the functional currency of Grafiti Limited is British Pound.

Each entity within the consolidated group records transactions using its functional currency, being the currency of the primary economic environment in which it operates. Foreign currency transactions are translated into the respective functional currency of each entity using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period-end foreign currency rates. Foreign currency gains and losses arising from the settlement of foreign currency transactions are recognized in the consolidated statements of operations and comprehensive loss.

On consolidation, the assets and liabilities of foreign operations that have a functional currency other than USD are translated into USD at the exchange rates in effect at the end of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the period. The resulting translation gains and losses are included within other comprehensive loss. The cumulative deferred translation gains or losses on the foreign operations are reclassified to net income, only on disposal of the foreign operations.

Fair value measurements

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Our financial assets include cash and accounts receivable. Our financial liabilities include accounts payable and accrued liabilities, short -term debt, pre-paid purchase, financial liability convertible to equity, convertible notes and lease liabilities. The carrying amounts of these instruments, including cash and cash equivalents, accounts receivable, and trade payables and accrued liabilities, are considered to be representative of their fair values because of their short-term nature.

Share-based compensation classified as mezzanine equity

Share-based compensation subject to possible redemption are classified as mezzanine equity based on the guidance provided under ASC 480-10-S99-3A and SAB Topic 14E. See also Note 11 for additional information on share-based compensation granted to the underwriter in connection with an offering of common stocks and warrants.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of principally cash and cash equivalents, bank deposits and certain receivables. The Company holds cash and cash equivalents with highly rated financial institutions. Balances with these institutions exceeded the Federal Deposit Insurance Corporation insured amount of $250 thousand as of March 31, 2025. The Company has not experienced any significant credit losses in these accounts and does not believe the Company is exposed to any significant credit risk on these instruments.

Recent accounting pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, to increase the transparency and usefulness of income tax information through improvements to the income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The guidance is effective for fiscal years beginning after December 15, 2024. The Company is currently in the process of evaluating the effects of the new guidance. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, that requires public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. For public business entities, it is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the consolidated financial statements.

3. Business Combination

On October 23, 2023, Grafiti and XTI Aerospace, Inc. (then parent company of Grafiti) entered into a Business Combination Agreement with Damon Motors, Inc. (“Damon Motors”), in which Damon Motors would combine and merge with a newly formed wholly-owned subsidiary of Grafiti (“Amalco Sub”), with Damon Motors continuing as the surviving entity (“Business Combination”).

On November 13, 2024, the following events occurred upon the consummation of the Business Combination:

●	the cancellation and conversion of all 16,758,528 issued and outstanding Damon Motors’ preferred shares to 46,360,093 Damon Motors’ common shares with no gain or loss on conversion recognized;

●	the cancellation and conversion of $8,370,546 convertible notes into 16,496,750 Damon Motors’ common shares;

●	the surrender and exchange of all 76,717,299 issued and outstanding common shares of Damon Motors (including common shares resulting from the conversion of preferred shares and convertible notes) to 14,761,045 Pubco common shares and 1,391,181 Pubco multiple voting shares after giving effect to the exchange ratio of 0.21 (“Exchange Ratio”);

●	The cancellation and exchange of all 9,224,491 granted and outstanding vested and unvested Damon Motors options, into 1,942,127 Pubco options exercisable for Pubco common shares with the same terms and vesting conditions except for the numbers of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio;

●	The cancellation and exchange of all 6,240,292 granted and outstanding Damon Motors warrants, into 2,186,478 Pubco warrants exercisable for Pubco common shares with the same terms except for the numbers of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio.

Upon the consummation of the Business Combination, the holders of the historical outstanding shares of Damon Motors owned approximately 77.8% of the outstanding shares of Pubco and approximately 81.5% on a fully diluted basis. Upon the consummation of the Business Combination, the holders of the historical outstanding shares of Grafiti owned approximately 22.2% of the outstanding shares of Pubco and approximately 18.5% on a fully dilutive basis.

The following tables summarize the consideration paid for the acquisitions and the preliminary amount of identified assets acquired and liabilities assumed as of the acquisition date:

Fair Value
Equity consideration	$11,123,075
Settlement of preexisting relationship (Note 6)	1,184,115
Net consideration	9,938,960
Assets acquired:
Cash and cash equivalents	77,270
Accounts receivable	57,093
Prepaid expenses and other current assets	78,265
Property and equipment	2,311
Customer list	80,000
Goodwill	14,045,955
Total assets acquired	14,340,894
Liabilities assumed:
Accounts payable and accrued liabilities	2,203,441
Deferred revenue	160,509
Fair value of debt assumed	2,037,984
Total liabilities assumed	4,401,934

Estimated fair value of net assets acquired	$9,938,960

The purchase price allocations for the Business Combination are preliminary as we have not obtained all of the detailed information to finalize the opening balance sheet related to the intangible assets acquired from the Business Combination. Management has recorded the purchase price allocations based on the information that is currently available.

In connection with the Business Combination, the Company recognized approximately $80,000 of identifiable intangible assets and $14,045,955 of goodwill, which represented the excess purchase price over fair value of identifiable net assets acquired, pursuant to the preliminary purchase price allocation. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that the value of goodwill or other intangible assets have become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized. The goodwill is not anticipated to be deductible for tax purposes. In addition, the Company recorded an adjustment to common stock of $11,123,075 to reflect the value of the consideration for the transaction pursuant to the additional goodwill and intangible assets identified in the preliminary purchase price allocation. The customer list intangible assets of $80,000 was fair valued using replacement cost and will be amortized over the estimated useful life of five years.

The following table presents the unaudited, pro forma consolidated results of operations for the three and nine months ended March 31, 2025 and 2024 as if the Business Combination had occurred at the beginning of fiscal year 2023. The pro forma information provided below is compiled from the pre-acquisition financial information of Grafiti. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of this acquisition actually been acquired at the beginning of fiscal year 2023 or (ii) future results of operations:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Nine months ended March 31, 2025	Nine months ended March 31, 2024
	unaudited	unaudited	unaudited	unaudited
Revenue	$81,411	$66,775	$275,072	$256,250
Net loss	$(25,163,438)	$(13,137,180)	$(5,203,449)	$(25,678,121)

During the three months ended March 31, 2025, the Company determined that based on its qualitative assessment for scientific software products and services reporting unit, factors existed which required the Company to test its goodwill and intangible assets for impairment. These factors included underperformance for revenue growth and operating cash flow from the scientific software products and services reporting unit, decline of the market price of the Company's common stock, and general economic and market volatility. A quantitative impairment test on goodwill and intangible assets determined that the fair value was below the carrying value. The Company estimated fair value using a combination of discounted cash flows and market comparisons. It is also determined that the decline of the fair value of the scientific software products and services reporting unit is not temporary. As such, for the three months ended March 31, 2025, the Company recorded a non-recurring level 3 valuation charge, including impairment of goodwill in the amount of $14,045,955 and impairment of intangible assets in the amount of $74,000, reducing the carrying value of goodwill and intangible assets to $nil. The impairment charge was reflected in the consolidated statements of operations.

4. Accounts payable and accrued liabilities

	March 31, 2025	June 30, 2024
Trade payable	$5,851,428	$3,172,403
Due to related parties	41,794	404,426
Payroll liabilities	489,437	1,408,358
Accrued liabilities and other payables	499,813	938,934
	$6,882,472	$5,924,121

As at March 31, 2025, $314,456 (June 30, 2024 - $220,526) was related to severance and included in payroll liabilities.

Included in accrued liabilities and other payables is an amount owing for the surrender and settlement of the Damon Motors lease of a Surrey, British Columbia manufacturing facility of $225,953 as of March 31, 2025 (June 30, 2024 - $237,452). Also see Note 18.

5. Leases

The Company has operating leases for its office spaces and finance leases for its equipment trailer.

The lease liability in connection with operating and finance leases are included in non-current lease liabilities and current portion of lease liabilities on the consolidated balance sheets as follows:

Operating leases:	March 31, 2025	June 30, 2024
Operating lease right-of-use assets	$348,735	$689,165

Current portion of operating lease liabilities	$240,619	$443,519
Long-term portion of operating lease liabilities	43,117	235,492
Total operating lease liabilities	$283,736	$679,011

Finance leases:	March 31, 2025	June 30, 2024
Property, plant and equipment, net	$62,263	$82,077

Current portion of finance lease liabilities	$7,046	$7,141
Long-term portion of finance lease liabilities	163,512	177,403
Total finance lease liabilities	$170,558	$184,544

The following lease costs are included in the consolidated statements of operations:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Nine months ended March 31, 2025	Nine months ended March 31, 2024

Operating lease expense:
Operating lease expense	$176,341	$214,160	$589,422	$643,007
Short-term lease expense	-	1,086	1,629	1,086
Total operating lease expense	176,341	215,246	591,051	644,093

Finance lease expense:
Amortization of leased assets	9,798	11,772	30,201	35,260
Interest on lease liabilities	2,073	2,353	6,452	7,237
Total finance lease expense	11,871	14,125	36,653	42,497

Rental income	-	(59,283)	-	(176,124)
Total lease costs	$188,212	$170,088	$627,704	$510,466

The Company has calculated the weighted-average remaining lease term, presented in years below, and the weighted-average discount rate for the operating lease population. The Company uses the incremental borrowing rate as the lease discount rate, unless the lessor’s rate implicit in the lease is readily determinable, in which case it is used.

March 31, 2025
Weighted-average remaining lease term (in years)
Operating leases	1.17
Finance expense	1.23

Weighted-average discount rate:
Operating leases	12%
Finance expense	4.89%

As of March 31, 2025, the maturities of our operating lease liabilities (excluding short-term leases) are as follows:

	Operating leases	Finance leases
2025	$259,169	$15,168
2026	43,332	164,832
Total minimum lease payments	302,501	180,000
Less: interest	18,765	9,442
Present value of lease obligations	283,736	170,558
Less: Current portion	240,619	7,046
Long-term portion of lease obligations	$43,117	$163,512

6. Short-term debt

Short-term debt as of March 31, 2025 consisted of the following:

Short-term debt:	March 31, 2025	June 30, 2024
Promissory note	$576,024	$548,886
Senior secured promissory note	-	550,603
Total short-term debt	$576,024	$1,099,489

Promissory note

(a)	WSGR promissory note

On April 16, 2024, the Company signed an agreement to issue as payment and settlement of professional fees owing, a promissory note in the aggregate amount of $542,753 with an interest rate at 5.5% per annum in favour of Wilson Sonsini Goodrich & Rosati Professional Corporation (“WSGR”). On September 16, 2024, the Company signed an amendment to the promissory note agreement with WSGR to modify the due date from September 1, 2024 to October 31, 2024. On November 11, 2024, the Company signed another amendment to the promissory note agreement with WSGR to modify the due date of October 31, 2024 to December 15, 2024. As of March 31, 2025, WSGR promissory note amounted to $576,024, including interest payable of $23,903, which is still outstanding. As of March 31, 2025, the loan was in default. The Company plans to repay the outstanding balance in monthly installments by the end of May 31, 2026.

(b)	SOL promissory note

On October 9, 2024, the Company entered into a promissory note agreement with SOL Global Investments Corp. in the principal amount of $200,000. The note bears interest rate at 12% per annum and matures on December 8, 2024. During the three months ended March 31, 2025, the Company repaid principal and interest in full with an amount of $239,679. As of March 31, 2025, SOL promissory note has no outstanding balance.

Senior secured promissory note

In connection with the promissory note agreement dated June 26, 2024, Damon Motors had a senior secured promissory note with Grafiti with interest rate at 10.0% per annum and maximum aggregate principal amount of $1,150,000. Upon completion of the Business Combination, the balance of the promissory note was eliminated in consolidation.

7. Pre-paid security purchase

On December 20, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company agreed to issue and sell to Streeterville pre-paid purchases at an aggregate purchase price of up to $10,000,000 for the purchase of the Company’s common shares. Each pre-paid purchase includes an original issue discount of 7% and accrues interest at an annual rate of 8%. As consideration for Streeterville’s commitment, the Company issued 343,053 common shares to Streeterville. Also, $100,000 from the initial pre-paid purchase funding, and 15% of the funding from subsequent pre-paid purchases, shall be used to repay the indebtedness under the secured promissory note issued to Streeterville in June 2024 with an original principal amount of $6,470,000 (Note 9).

On February 27, 2025, the Company and Streeterville entered into an Amendment No. 1. Under the Amendment No. 1, the Company represented as to its foreign private issuer status and ability to follow home country practice instead of Nasdaq Listing Rule 5635(d) shareholder approval requirements. The parties agreed that, as long the Company remains a foreign private issuer, the Company is not required to seek shareholder approval for issuing shares above the limit set by Nasdaq Listing Rule 5635(d). If the Company loses its foreign private issuer status, it must obtain such approval within 90 days. Additionally, the Company agreed to permit Streeterville, beginning 45 days after the closing of March 2025 financing, to unilaterally elect to make pre-paid purchases up to $3,000,000 of the remaining commitment amount, without affecting the Company’s rights to require Streeterville to make pre-paid purchases.

As of March 31, 2025, the Company has received an aggregate of $4,400,000 from Streeterville out of the total $10,000,000 committed amount, resulting in an outstanding principal balance of $4,708,000. Of the $4,400,000 received, a total of $460,000 has been used to repay the indebtedness under the secured promissory note issued to Streeterville in June 2024.

As of March 31, 2025, Streeterville has purchased, and the Company has issued, a total of 8,133,614 common shares to satisfy pre-paid purchases made through this date, based on the pricing formula described in the Streeterville Securities Purchase Agreement, and the outstanding principal balance was reduced by $1,550,000.

As of March 31, 2025, pre-paid purchases amounted to $2,896,663, including principal balance of $3,158,000, interest payable of $66,127, net off $327,464 unamortized discount and transaction cost.

8. Convertible notes

Balance, July 1, 2023	$14,727,183
Funds advanced	11,549,945
Convertible note issued for settlement of debt	1,308,441
Warrant bifurcated classified as liability	(1,086,240)
Warrant bifurcated classified as equity	(674,034)
Interest accrued, net of capitalized interest paid	1,793,574
Changes in fair value of financial liabilities	13,011,887
Balance, June 30, 2024	40,630,756
Funds advanced	1,105,000
Convertible note issued for services	750,000
Warrant bifurcated classified as equity	(875,127)
Interest accrued	1,093,490
Changes in fair value of financial liabilities	(34,333,573)
Convertible notes converted to common shares	(8,370,546)
Balance, March 31, 2025	$-

From October 2022 to October 2024, the Company issued convertible promissory notes to arms-length parties with an aggregate principal amount of $25,939,772 and interest rate of 12% per annum, payable in arrears on the maturity date, one year from notes issuance dates. At inception, the proceeds from the convertible notes issued with detachable share purchase warrants were determined to be their fair values, were allocated between the convertible notes issued with detachable share purchase warrants based on the residual method. Management has determined that due to the complexity of the various embedded features and the short life expected of the notes, it will elect the fair value option under ASC 825-10-1 as the instruments are eligible for the fair value election under ASC 825-10. As a result, the entire convertible promissory note is carried at fair value. As of June 30, 2024, the convertible notes are valued by management based on the Company’s estimated enterprise value implied by the most comparable transaction and allocating the value to each of the Company’s equity-linked instruments (preferred shares, SAFE agreements, convertible promissory notes, stock options and common shares) based on their respective characteristics and rights. In arriving at the value attributable to each instrument, the Company applies an option pricing model. The Company’s model values the preferred shares, SAFEs, convertible promissory notes, common shares, warrants and stock options as call options on the Company’s equity value with exercise prices based on the conversion options of the respective instruments. The model used the following assumptions, including volatility, risk free rates and management’s best estimate of the expected time for the occurrence of a conversion event as described below.

June 30, 2024
Annualized volatility	70% – 90%
Expected time to liquidity	0.5 – 1.5 year
Dividend rate	0%
Risk-free interest rate	5.09%

During the nine months ended March 31, 2025, the Company issued $1,855,000 of convertible notes. The share purchase warrants meet the equity classification requirements and $875,127 was recorded as a component of additional paid-in capital. The residual value of $979,873 were allocated to the debt.

Upon the completion of Business Combination, the convertible notes were mandatorily converted into 16,496,750 Damon Motor’s common shares. Upon conversion, the carrying value of the convertible debt approximates fair value of the shares issued. As of March 31, 2025, there were no convertible notes outstanding.

9. Convertible promissory note

On June 26, 2024, Grafiti and Streeterville Capital, LLC (“Streeterville” or “Investor”) entered into a note purchase agreement, pursuant to which Grafiti agreed to sell, and Streeterville agreed to purchase, a secured promissory note in an aggregate original principal amount of $6,470,000 (the “Streeterville Note”). The Streeterville Note accrues interest on the outstanding balance of the note at the rate of 10% per annum, and all principal plus accrued interest is due and payable in December 2025. The Streeterville Note carries an original issue discount of $1,450,000 and $20,000 of issuance costs to cover legal, accounting, due diligence, monitoring and other transaction costs, which were recorded as a contract liability within long-term debt and will be amortized over the term of the note.

Starting on the earlier of 13 months after the closing of the Business Combination or January 1, 2026, the Investor may require the borrower to redeem up to one-sixth of the note’s initial principal and accrued interest monthly, and any unexercised redemption amounts can be carried over to future months. Grafiti has also agreed to not issue or sell any equity securities for capital raising purposes without the Investor’s prior consent.

On February 27, 2025, the Company and Streeterville entered into an amendment, pursuant to which, Streeterville was granted the right to convert from time to time at its election, all or any portion of the outstanding balance of the Steeterville Note into common shares of the Company. The number of common shares to be converted will be calculated using the conversion price, which is 90% of the lowest daily volume weighted average price of the Company’s common shares during the ten trading days preceding the delivery date of a conversion notice. This is subject to a floor price of $0.0251 per share.

The amendment was accounted for as a debt modification and the conversion feature should be accounted for as a derivative instrument. However, the conversion feature is considered to have immaterial value due to the high weight of probability that it will not be exercised due to the uncertainty of lack of trading liquidity.

During the nine months ended March 31, 2025, the Company repaid amount of $2,216,168 principal. As of March 31, 2025, the total outstanding balance of the Streeterville Note consists of $4,253,832 principal, $866,899 unamortized debt discount and issuance costs, $237,868 monitoring fee, and $510,480 accrued interest.

Interest expense on long-term debt for the three and nine months ended March 31, 2025 totaled $858,773 and $1,412,627, respectively (three and nine months ended March 31, 2024 - $nil), which was not paid and included in the long-term debt balance in the consolidated balance sheet as of March 31, 2025.

Convertible promissory note as of March 31, 2025 consisted of the following:

Convertible promissory note:	Maturity	March 31, 2025	June 30, 2024
Streeterville Note	12/26/2025	$4,135,281	$-
Total convertible promissory note		$4,135,281	$-

10. Financial liability convertible to equity

Balance, July 1, 2023	$2,700,000
Foreign exchange adjustment	(92,543)
Changes in fair value	592,543
Balance, June 30, 2024	3,200,000
Converted to common shares	(3,200,000)
Balance, March 31, 2025	$-

From August through September 2022, the Company entered into multiple SAFE agreements certain investors and received $2,005,213. The SAFEs are recorded as a liability measured at fair value at inception and subsequently carried at fair value with changes in fair value recorded in the statements of operations.

The SAFEs are valued by management at each measurement date based on the Company’s estimated enterprise value implied by the most comparable transaction and allocating the value to each of the Company’s equity-linked instruments (preferred shares, SAFE agreements, convertible promissory notes, share purchase warrants, stock options and common shares) based on their respective characteristics and rights. In arriving at the value attributable to each instrument, the Company applies an option pricing model. The Company’s model values the preferred shares, SAFEs, common shares, and stock options as call options on the Company’s equity value with exercise prices based on the conversion options of the respective instruments.

The model used for the valuation of convertible promissory notes, share purchase warrants and SAFEs used certain assumptions as of June 30, 2024, including volatility, risk free rates and management’s best estimate of the expected time for the occurrence of a conversion event as described in Note 8 above.

During the three and nine months ended March 31, 2025, the Company recognized change in fair value of SAFEs of $nil (three and nine month ended March 31, 2024 – loss of $462,170 and $362,515, respectively), included in changes in fair value of financial liabilities in the consolidated statements of operations.

On July 1, 2024, the SAFEs matured and the SAFE holders received 1,437,002 Damon Motors’ common shares, which were converted into 302,550 common shares of the Company upon completion of the Business Combination.

11. Warrant liabilities and mezzanine equity

The Company accounts for common share purchase warrants as either equity instruments or liabilities depending on the specific terms of the warrant agreement. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares. The Company classifies warrant liabilities on the balance sheet at fair value, and changes in fair value during the periods presented in the statement of operations, which is revalued at each balance sheet date subsequent to the initial issuance of the common share purchase warrant.

Durin the three months ended March 31, 2025, the Company completed public offering of 126,900,000 units at a price of $0.13 per unit. Each unit consisted of one common share and one Series A warrant to purchase one common shares. The Company also issued 6,345,000 Series A warrants to the underwriters. In addition, the Company granted the underwriters a 45-day option to purchase either up to an additional 19,035,000 common shares at a price per share equal to the public offering price per unit (net of discounts and commissions) minus $0.001, or up to 19,035,000 Series A warrants at a price of $0.001 per warrant, or a combination of the two. As of March 31, 2025, the underwriters partially exercised its overallotment option with respect to 19,035,000 Series A warrants.

Each Series A warrant will be immediately exercisable upon issuance at an initial exercise price of $0.195 per common share, subject to adjustment on the First Reset Date and the Second Reset Date and subject to a floor price therein. The floor price has been set at $0.0251. Additionally, under the alternate cashless exercise option of the Series A warrants, during the period of 90 calendar days following the issue date of the Series A warrants, a holder of the Series A warrant has the right to receive, without payment of any additional cash to the Company, an aggregate number of shares equal to the product of (x) the aggregate number of common shares that would be issuable upon a cash exercise of the Series A warrant and (y) two and a half (2.5).

At the closing of the public offering, the Company issued 126,900,000 Series A warrants, 6,345,000 underwriters’ warrants, and 19,035,000 overallotment Series A warrants. The Series A warrants will be exercisable from issuance and will expire two and half years after issuance. As of March 31, 2025, 35,716,270 warrants have been exercised on an alternative cashless basis, for which 346,701,995 common shares were issued.

The 126,900,000 warrants issued within the units and the 19,035,000 overallotment warrants were accounted for as liabilities as they represent an obligation to deliver a variable number of shares of common stock in the future. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the unaudited condensed consolidated statements of operations. The Company recognized warrant liabilities of $18,023,553 at inception. As of March 31, 2025, the changes in warrant liabilities’ fair value were not material.

The fair value of the warrants were measured using its quoted market price, assuming all the warrants will be exercised at the second reset price of $0.0251, under the alternate cashless exercise option.

The 6,345,000 underwriters’ warrants classified as a contingently redeemable warrant in accordance with ASC 718, since these warrants did qualify for equity classification, but could be settled in cash or other assets in the event that another person or entity becomes the beneficial owner of 50% of the outstanding shares of the Company’s common stock. Because this contingently redeemable feature could result in the warrant holders receiving additional compensation not on par with the holders of Common Stock, the underwriters’ warrants were classified as temporary equity and therefore reported in “Mezzanine Equity” on the Company’s condensed consolidated balance sheets as of March 31, 2025.

Warrants classified as liability	Number of warrants	Amount
		$
Balance, July 1, 2024	-	$-
Issuance of warrants in the units	126,900,000	15,689,207
Issuance of overallotment warrants	19,035,000	2,334,346
Converted to common shares	(35,716,270)	(4,411,187)
Balance, March 31, 2025	110,218,730	$13,612,366

Warrants classified as mezzanine equity	Number of warrants	Amount
		$
Balance, July 1, 2024	-	$-
Issuance of underwriters’ warrants	6,345,000	784,000
Converted to common shares	-	-
Balance, March 31, 2025	6,345,000	$784,000

The Company recognized transaction costs for issuance of warrants of $2,424,033, which was included in the finance expense in the statements of operations for the three and nine months ended March 31, 2025. The Company received proceeds of $19,035 from the issuance of overallotment warrants. As the fair value of the overallotment warrants exceeded the proceeds, the Company recognized $2,315,311 loss from issuance, which was included in the finance expense in the statements of operations for the three and nine months ended March 31, 2025.

Also see Note 12.

12. Share capital and other components of equity

Share capital

a) Authorized

The authorized share capital of the Company consists of the following:

●	An unlimited number of common shares without par value;

●	An unlimited number of multiple voting shares without par value.

b) Issued and outstanding

●	As of March 31, 2025, the Company had 503,766,493 (June 30, 2024 – 2,594,850) common shares outstanding;

●	As of March 31, 2025, the Company had nil (June 30, 2024 – nil) multiple voting shares outstanding;

●	As of March 31, 2025, the Company had nil (June 30, 2024 – 3,528,407) preferred shares outstanding.

March 2025 financing

On March 21, 2025, the Company completed public offering of 126,900,000 units at a price of $0.13 per unit. Each unit consisted of one common share and one Series A warrant to purchase one common shares. The Company also issued 6,345,000 Series A warrants to the underwriters. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 19,035,000 common shares at a price per share equal to the public offering price per unit (net of discounts and commissions) minus $0.001, and/or 19,035,000 Series A warrants at a price of $0.001 per warrant, to cover over-allotments. On March 21, 2025, the underwriters partially exercised its overallotment option with respect to 19,035,000 Series A warrants.

Transaction costs consisted of legal, accounting, underwriting discount and other costs incurred that were directly related to the issuance of the units. Pursuant to the terms of the Underwriting Agreement, the underwriters received a cash fee of six and a half percent (6.5%) of the aggregate gross proceeds as underwriting discounts and commissions. The Company also paid the Underwriter’s out-of-pocket accountable expenses of $100,000. The Company incurred other transaction costs in the amount of $594,167.

Gross proceeds to the Company, before deducting underwriting commissions and other offering expenses, were $16,516,035. The Company allocated the proceeds first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to common shares. Transaction costs are allocated to the separable financial instruments based on a relative fair value basis, compared to total proceeds received. Transaction costs allocated to warrant liabilities are expensed as incurred, presented as non-operating expenses in the accompanying unaudited condensed statements of operations. Transaction costs allocated to the common stocks were charged against the carrying value of the common shares.

At the closing of the financing, the Company issued 126,900,000 common shares, 126,900,000 Series A warrants, 6,345,000 underwriters warrants, and 19,035,000 overallotment warrants. The gross proceeds from the offering, excluding the over allotment proceeds, of $16,497,000 was first allocated to the fair value of the Series A Warrants of $15,689,207 and the remaining $807,793 allocated to the fair value of the common stock, net of allocated issuance costs of $108,642, resulting in net proceed allocated to the common stock of $699,151. The Company also recognized warrant liabilities of $18,023,553 and mezzanine equity of $784,000. See Note 11.

As of March 31, 2025, 346,701,995 common shares were issued for 35,716,270 warrants exercised.

Other activities

On July 1, 2024, the Company issued 302,552 common shares in connection with the conversion of SAFE with an estimated fair value of $3,200,000 (Note 10).

On November 13, 2024, in connection with the reverse acquisition treatment of the Business Combination, the Company effectively issued 4,615,384 new common shares. At the closing of the Business Combination, the Company also issued 9,760,738 new common shares for the conversion of all 3,528,407 issued and outstanding preferred shares and issued 3,473,256 new common shares for the conversion of convertible notes. For clarification, these issuances occurred at the Damon Motors level prior to the exchange of Damon Motors securities into Pubco securities at the closing of the Business Combination.

Immediately following the Business Combination, the Company (i.e., Pubco) had 19,380,187 common shares outstanding without par value and 1,391,181 multiple voting shares outstanding. The holder of each common share is entitled to one vote. Subsequent to the closing of the Business Combination, the 1,391,181 multiple voting shares were converted to common shares.

During the nine months ended March 31, 2025, the Company issued 24,590 common shares for the service fee in connection with the Business Combination, 401,884 common shares for investor relationship service received, and 514,579 common shares for advisory service received.

During the nine months ended March 31, 2025, the Company issued 343,053 common shares in connection with entering the Securities Purchase Agreement with Streeterville. Also, the Company issued 8,133,614 in connection with the share purchase made by Streeterville under the Securities Purchase Agreement. Also see Note 7.

During the nine months ended March 31, 2025 and 2024, no preferred shares were issued.

Stock options

On August 30, 2017 (and amended on September 24, 2021), the Board adopted a Stock Option Plan which provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, and consultants, non-transferable stock options to purchase common shares of the Company. As per the terms of the Stock Option Plan, the requisite vesting period of the employees is generally four years.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. During the nine months ended March 31, 2025 and 2024, the Company issued nil stock options.

A summary of the changes in the Company’s stock options is as follows:

Stock options (#)
Outstanding, June 30, 2024	1,948,260
Expired/cancelled	(618,010)
Outstanding, March 31, 2025	1,330,250

Details of stock options outstanding at March 31, 2025 were as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable

$0.57	0.71	551,695	551,695
$0.95	0.49	669,545	669,371
$1.23	1.58	23,580	23,580
$12.73	4.95	85,430	67,412
		1,330,250	1,312,058

During the three and nine months ended March 31, 2025, the Company recognized stock-based compensation expense of $15,839 and $50,735, respectively (three and nine months ended March 31, 2024 – $27,140 and $385,199, respectively).

Cash received by the Company upon the exercise of stock options during the nine months ended March 31, 2025 amounted to $nil (nine months ended March 31, 2024 – $59,694).

Warrants

For warrants that meet the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.

During the nine months ended March 31, 2025, in connection with the issuance of convertible promissory notes to arms-length parties (Note 8), the Company issued 203,986 common share purchase warrants to the noteholders. At inception, these warrants were assessed to meet the equity classification requirements and fair value of the warrants of $875,127 was recorded as a component of additional paid-in capital.

Warrants of the Company classified as equity are composed of the following as at March 31, 2025:

Date of issuance	Number of warrants outstanding	Number of warrants exercisable	Exercise price	Expiry date
June 16, 2023	332,915	332,915	7.81	June 15, 2028
August 10, 2023	136,494	136,494	7.81	August 9, 2028
September 13, 2023	135,828	135,828	7.81	September 12, 2028
September 26, 2023	360,211	360,211	7.81	September 25, 2028
September 30, 2023	25,609	25,609	7.81	September 29, 2028
October 26, 2023	569,280	569,280	7.81	October 25, 2028
December 15, 2023	46,608	46,608	7.81	December 14, 2028
April 5, 2024	40,606	40,606	7.81	April 4, 2029
April 26, 2024	19,975	19,975	7.81	April 25, 2029
March 12, 2024	99,261	99,261	7.81	March 11, 2029
March 26, 2024	11,318	11,318	7.81	March 25, 2029
April 15, 2024	192,065	192,065	7.81	April 14, 2029
May 1, 2024	9,761	9,761	7.81	April 30, 2029
May 29, 2024	2,561	2,561	7.81	May 28, 2029
July 20, 2024	32,011	32,011	7.81	July 19, 2029
July 22, 2024	12,804	12,804	7.81	July 21, 2029
July 30, 2024	2,561	2,561	7.81	July 29, 2029
August 30, 2024	23,688	23,688	7.81	August 29, 2029
October 8, 2024	64,022	64,022	7.81	October 7, 2029
October 18, 2024	6,402	6,402	7.81	October 17, 2029
November 12, 2024	62,498	62,498	7.81	November 11, 2029
	2,186,478	2,186,478

13. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As at March 31, 2025, $41,794 (June 30, 2024 - $404,426) was due for remuneration payable to key management and a director.

14. Income taxes

As of March 31, 2025 and 2024, the Company’s deferred tax liability was zero. Cumulative deferred tax assets are fully reserved as there is not sufficient evidence to conclude it is more likely than not the deferred tax assets are realizable. No current liability for federal state income taxes has been included in these condensed interim unaudited consolidated financial statements due to the loss for the periods.

15. Segment reporting

ASC 280 - Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with internal organization reporting used by the Company’s chief operating decision maker, our CEO, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. For the three and nine months ended March 31, 2024, the Company is pre-revenue and pre-production and operates as a single reportable operating segment. Upon completion of the Business Combination, the Company’s operations consisted of two operating segments - electric personal mobility products and scientific software products and services.

The following table is our long-lived assets information by geography as of March 31, 2025 and June 30, 2024:

	March 31, 2025	June 30, 2024

Canada	$435,316	$676,886
United States	193,128	461,534
United Kingdom	1,710	-
	$630,154	$1,138,420

	Three months ended March 31, 2025		Nine months ended March 31, 2025
	Electric personal mobility products	Scientific software products and services	Electric personal mobility products	Scientific software products and services
Revenue	$-	$81,411	$-	$130,934
Gross profit	-	41,250	-	69,441
Depreciation and amortization	(54,846)	(6,244)	(169,547)	(6,355)
Operating expenses	(5,082,783)	(14,203,209)	(14,584,476)	(14,263,832)
Other items	(5,857,606)	-	26,600,259	-
Current income tax recovery	-	-	-	5
Net (loss)/income	(10,995,235)	(14,168,203)	11,846,236	(14,200,741)
FX translation	-	(3,307)	-	(2,248)
Comprehensive (loss)/income	$(10,995,235)	$(14,171,510)	$11,846,236	$(14,202,989)

	March 31, 2025		June 30, 2024
	Electric personal mobility products	Scientific software products and services	Electric personal mobility products	Scientific software products and services
Plant and equipment, net	$279,709	$1,710	$449,255	$-
Operating lease right-of-use assets	348,735	-	689,165	-
Other non-current assets	133,259	257	612,932	-
Total assets	$8,501,119	$162,806	$1,751,352	$-

16. Fair value

The following table presents the hierarchy for our financial liabilities measured at fair value on a recurring basis as of March 31, 2025:

	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liabilities	$-	$13,612,366	$-	$

The following table presents the hierarchy for our financial liabilities measured at fair value on a recurring basis as of June 30, 2024:

	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$40,630,756	$40,630,756
Financial liability convertible to equity	-	-	3,200,000	3,200,000
	$-	$-	$43,830,756	$43,830,756

As of March 31, 2025, the warrant liabilities that were measured at fair value on a recurring basis were based on the pricing model with assumptions of stock price and warrant exercise price, which were generally observable (Level 2).

As of June 30, 2024, the convertible notes and SAFEs that were measured at fair value on a recurring basis were categorized as Level 3. For assets and liabilities recognized at fair value on a recurring basis, the Company reassesses categorization to determine whether changes have occurred between the hierarchy levels at the end of each reporting period. The fair value of these Level 3 financial liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value requires significant management judgment or estimation (see Note 8).

Areas of significant judgement are the risk-free rate, volatility rate, dividend yield, term to liquidation, discount for lack of marketability, most recent financing rounds and implied equity value per letter of intent. These valuations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company reassesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. A significant increase/decrease in some of those unobservable inputs would result in a significantly higher/lower fair value measurement.

During the three and nine months ended March 31, 2025, the Company recognized fair value adjustments with respect to financial instruments categorized as Level 3 of $Nil and $34,333,573 (three and nine months ended March 31, 2024 - $8,200,745 and $12,939,830), respectively, in the statements of operations as changes in fair value of financial liabilities. No amounts were recognized in other comprehensive income as the changes in fair value due to credit risk were nominal.

Also see Note 8 and Note 10.

17. Basic and diluted earning or loss per share

The calculation of basic and diluted loss per share for three and nine months ended March 31, 2025 was based on the net loss attributable to common shareholders of $25,163,438 and $2,354,505, respectively (March 31, 2024 – net loss of $13,096,933 and $25,604,984 for the three and nine months, respectively) and the weighted average number of common shares outstanding of 50,566,406 and 21,855,268, respectively for the three and nine months ended March 31, 2025 (March 31, 2024 –12,303,733 and 12,135,890 for the three and nine months, respectively).

The following table presents the potentially dilutive shares that were excluded from the computation of diluted loss per share because their effect was anti-dilutive:

	March 31, 2025	June 30, 2024
Stock options	1,330,250	1,948,260
Warrants	118,750,208	1,191,280
Preferred shares	-	7,392,418
SAFE	-	268,835
Convertible notes	-	3,221,447
	120,080,458	14,022,240

18. Commitments and contingencies

A summary of undiscounted liabilities and future operating commitments as at March 31, 2025:

	Total	Within 1 year	2 - 5 years	Greater than 5 years

Purchase obligations	$156,533	$85,382	$71,151	$-
Investment obligation (1)	1,000,000	1,000,000	-	-
Total financial liabilities and commitments	$2,515,427	$2,422,933	$92,494	$-

(1)	The Company entered into a strategic partnership arrangement with a third-party. As part of the agreement, the Company agree to invest an aggregate amount of $1,000,000 in the third-party upon a future financing and negotiation of terms that are agreed to by both parties during the term of the agreement. As at the date of these financial statements no such arrangement has been made.

On September 30, 2023, the Company signed a full surrender agreement with the lessor of the Surrey, British Columbia manufacturing facility. Per the agreement, cash consideration must be paid in seven installments on or before the dates set forth in the agreement. In the event that the Company defaults on such payment obligations, the Company will immediately have to pay the lessor the full amount of all rent. On April 29, 2024 the Company requested payment deferment of the 5th and 6th instalment payment due on March 1, 2024 and May 1, 2024 respectively to July 1, 2024. On September 6, 2024, the lessor agreed to further defer the payments due on July 1, 2024 to be paid on or before September 30, 2024. On October 1, 2024, the Company and the lessor signed an amendment to the surrender agreement whereby the lessor agreed to a waiver of breach by the Company of its payment obligations.

The Company met the eligibility criteria under the Small Business Venture Capital Act (the “Act”) and was registered as an Eligible Business Corporation (“EBC”) in 2018. Under the Act, the Company was approved to raise up to $10 million through the issuance of authorized equity capital whereby the investing shareholders received up to 30% of the amount invested as a tax credit against their B.C. provincial taxes. Under this program, should the Company be out of compliance with the Act during the required five-year investment hold period, it would be contingently liable to repay any tax credits previously issued to investors. At the date of these financial statements, repayable tax credits are approximately $0.4 million. Management believes the Company is compliant with all relevant terms of the Act.

On March 7, 2025, the Company was served with a notice of civil claim (the “Notice”), which was filed on February 28, 2025, in the Supreme Court of British Columbia by Damon Jay Mercredi Giraud, former director and CEO of the Company (the “Plaintiff”), against the Company and all of the directors of the Company. The Notice alleges, among other things, that in connection with the Plaintiff’s resignation (i) the Board agreed to certain settlement terms which included provisions related to the payment of a listing bonus contingent on the Company’s successful listing on a recognized stock exchange (the “Listing Bonus”) and backpay for unpaid wages; and (ii) after the effective date of the Plaintiff’s resignation, the Company provided the Plaintiff with a written settlement agreement which fundamentally altered the terms of the previously agreed settlement terms, including the payment date for the Listing Bonus and backpay for unpaid wages; and (iii) that the Company has not discharged its obligations pursuant to the alleged settlement terms and (iv) that the Plaintiff received a letter from major shareholders containing unfounded accusations against the Plaintiff and threatening him with legal action, and that such letter was sent by or at the direction of the Company. The Company is required to respond within 21 days after the date a copy of the Notice was served. As of the date of the filing, neither the Company or its directors have responded to the Notice and the Company denies the allegations of wrongdoing described in the Notice. The relief sought by the Plaintiff includes, among others, specific performance of the allegedly original verbal settlement terms, an order assigning any debts in the Plaintiff’s name owed by the Company to the Company, and special costs, or, in the alternative, breach of an employment contract, and damages for wrongful dismissal.

On April 11, 2025, Andy DeFrancesco (“DeFrancesco”) filed a notice of civil claim (the “Claim”) against the Company in the Supreme Court of British Columbia. In the Claim, DeFrancesco alleges that, in or around October 2023, the Company’s executives verbally agreed to issue $3.2 million worth of the Company’s shares (the “Shares”) to DeFrancesco in exchange for past and future services provided to Damon, including advising and working with the Company on financings and other operational aspects. DeFrancesco further alleges the Shares were to be provided as soon as possible and that he delivered an irrevocable direction regarding delivery of the shares in November 2023, however the Company has refused to issue the Shares. The relief sought by DeFrancesco includes specific performance of the alleged verbal agreement and damages for loss of opportunities caused by the alleged breach of contract or, alternatively, unjust enrichment on a quantum meruit basis for the services allegedly provided by DeFrancesco. The Company filed a response to the Civil Claim (defense) on May 9, 2025, denying all allegations.

On March 29, 2025, the Company entered into a letter agreement with Braebeacon Holdings Inc. (“Braebeacon”) to formally terminate the following loan agreements, under which the Company received no loan funds prior to such termination: (i) the Note Purchase Agreement, dated November 13, 2024, between the Company and Braebeacon; (ii) the Secured Promissory Note, dated November 13, 2024, issued by the Company to Braebeacon; (iii) the Security Agreement, dated November 13, 2024, executed by the Company in favor of Braebeacon; (iv) the Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc., a wholly owned subsidiary of the Company, in favor of Braebeacon; (v) the Intellectual Property Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc. in favor of Braebeacon; (vi) the Guaranty, dated November 13, 2024, executed by Damon Motors, Inc. in favor of Braebeacon; and (vii) the Guaranty, dated November 13, 2024, executed by Damon Motors Corporation, a wholly owned subsidiary of the Company, in favor of Braebeacon.

Additionally, the Company entered into a letter agreement with East West Capital, LLC (“East West,” and together with Braebeacon, the “Note Holders”) to formally terminate the following loan agreements, under which the Company received no loan funds prior to such termination: (i) the Note Purchase Agreement, dated November 13, 2024, between the Company and East West; (ii) the Secured Promissory Note, dated November 13, 2024, issued by the Company to East West; (iii) the Security Agreement, dated November 13, 2024, executed by the Company in favor of East West; (iv) the Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc. in favor of East West; (v) the Intellectual Property Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc. in favor of East West; (vi) the Guaranty, dated November 13, 2024, executed by Damon Motors, Inc. in favor of East West; and (vii) the Guaranty, dated November 13, 2024, executed by Damon Motors Corporation in favor of East West.

Under the letter agreements, the Company and each Note Holder acknowledged that, as of the termination date, no amounts had been funded under the respective Note Purchase Agreements or Secured Promissory Notes. As a result of such terminations, all rights and obligations of the parties under the terminated agreements have been extinguished and are of no further force or effect.

Also see Note 19.

19. Subsequent events

In addition to subsequent events disclosed elsewhere within these condensed consolidated financial statements, the following events occurred after March 31, 2025, up to the date these financial statements were issued:

Exercise of Series A Warrants

Subsequent to March 31, 025, investors exercised their Series A Warrants on an alternate cashless basis, resulting in the issuance of an aggregate of 1,946,710,549 common shares as of May 15, 2025. As of May 15, 2025, 2,352 Series A Warrants remain outstanding, which may result in the issuance of up to 45,681 additional common shares, assuming exercise on an alternate cashless basis at the floor price of $0.0251.

Technical Design Agreement

On April 4, 2025, the Company entered into a Technical Design Agreement (the “Agreement”) with Engines Engineering S.p.a. (“EE”), an Italian corporation specializing in vehicle engineering, design and development, to provide such services for development of the Company’s HyperSport Race electric motorcycle (the “Project”).

Under the Agreement, EE will be responsible for delivering services in multiple areas including technical compliance, component selection, development and validation testing, and prototyping. The Project is structured into nine development phases continuing through March 2026, with specific milestones and deliverables required at each phase.

The total contract value of the Agreement is $1,711,270 (€1,581,670), with half of the amount invoiced on the date of the Agreement, and the remaining half tied to milestone-based deliverables for each phase of the Project, to be invoiced in installments following the Company’s acceptance of the corresponding phase.

Pursuant to the Agreement, all work product developed under the Agreement will be owned by the Company upon full payment for the applicable phase, while EE retains ownership of its pre-existing intellectual property and grants the Company an irrevocable, perpetual, nonexclusive, worldwide and paid-up license to use such intellectual property and create derivative works when used as part of or in support of the work product developed under the Agreement.

New lease agreement

On May 12, 2025, the Company entered into a lease agreement for an office, which will be used as the Company’s head office. The lease is for the period of three years with a monthly rate of approximately $10,700.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our condensed consolidated financial statements and the corresponding notes included elsewhere in this Form 10-Q. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Other Information Contained in this Report” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview of Our Business

Our Personal Mobility Products Development Business Through Damon Motors

The Company, through its wholly-owned subsidiary, Damon Motors Inc. (“Damon Motors”), is developing electric motorcycles and other personal mobility products that seek to empower the personal mobility industry through innovation, data intelligence and strategic partnerships. Damon Motors is developing technology and investing in the capabilities to lead an integrated personal mobility ecosystem from individual travels to last mile delivery. With decades of combined management and engineering experience across the team’s careers, and a commitment to low carbon personal mobility solutions, Damon Motors is seeking to introduce existing enthusiasts to high-performance electric products while bringing new riders to the motorcycle community with first of its kind advances in zero emissions motorcycle performance, safety, connectivity and AI.

Founded in 2017, Damon Motors started reimagining the future of motorcycling by means of advanced safety design, electric vehicle powertrain technology and user experience. In 2019, Damon Motors took its first alpha prototype motorcycles and safety systems into the field to test the concept. In 2021, Damon Motors expanded its operations and R&D expertise to accelerate the engineering and development of its HyperDrive platform drive unit and the HyperSport motorcycle. Through core technology advancements, Damon Motors electric motorcycles are in prototype phase of product validation.

Damon Motors’s electric vehicles are developed with a set of proprietary design principles that elevate the brand, deliver differentiated riding experiences and bring emotion to electric propulsion. The initial product portfolio of motorcycle models will be built upon and utilize a single powertrain platform called HyperDrive™. As a patented, monocoque-constructed battery-chassis, HyperDrive houses a proprietary 150 kW 6-phase liquid cooled IPM motor-gearbox and proprietary electronics. This platform approach establishes a capital-efficient path to grow the product line to meet a wide range of future segments and price points, while also supporting a wide range of future motorcycle models and power sizes that share as much as 85 percent common parts. By using the frame of the battery as the motorcycle’s chassis, HyperDrive also achieves valuable weight and cost reduction advantages. With 150 kW of power at its disposal, HyperDrive has been specifically designed to compete with the performance of market leaders in the high-performance motorcycle market, whether internal combustion or electric. Thanks to the energy modularity designed into it, HyperDrive-based motorcycles can be detuned in power, energy and thus cost to support 500 – 1500cc power equivalent classes of motorcycles in both the North American and European markets, with price points ranging from $20,000 - $80,000.

The HyperDrive platform is contrasted by the smaller, less powerful and lower cost HyperLite platform, currently in its early design phase. HyperLite will be developed using a very similar design architecture as HyperDrive, enabling the production of a range of light weight, low to medium cost motorcycles and scooters with milder levels of horsepower that are more common in overseas and developing markets. With these two platforms paired with Damon Motors’s three patented cornerstone technologies, CoPilot™, Shift™ and its AI-enabled cloud platform. Damon Motors’s long-term objective is to build a premium, high-tech, electric motorcycle company that rivals the largest incumbents in both profit and annual volume, by providing a technologically enhanced riding experience that is not currently available from other manufacturers.

CoPilot provides a novel rider assistance and warning system integrated into the motorcycle. Shift allows the handlebars and foot pegs to mechatronically adjust on the fly, addressing issues of ergonomic comfort and allowing users to select different riding positions for changing conditions such as a lower, more aerodynamic position for highway use or a more upright position for urban use. Its AI-enabled cloud will collect environmental and situational data that, paired with over-the-air software updates, can drive a continual loop of collision warning improvements, with an aim to further reduce accident probability over time.

The commercial production of Damon Motors’s motorcycles is expected to commence after passing various internal and external tests and undergoing a self-certification process required for US-bound vehicle homologation. These tests include: the completion of Damon Motors’s ride quality and long-term durability testing, completion of FCC Title 47 certification for the onboard charger, completion of UN 38.3 battery testing, completion of Damon Motors’s internal battery testing, extreme temperature operation verification, brake testing per FMVSS, and an internal and external review of FMVSS compliance with Damon Motors engineering subcontractor TUV of Germany.

Our SAVES Distribution Business Through Grafiti Limited

The Company, through its wholly-owned subsidiary Grafiti Limited, distributes in the United Kingdom and certain other European countries data analytics and visualization software products referred to as “SAVES” primarily for scientists and engineers. Grafiti Limited products can be downloaded to a user’s desktop. These products help scientific research in the health and life sciences domain in the discovery of new drugs, in the study of the efficacy of established drugs and therapies, and in epidemic propagation research, among other applications. Engineers use our products for a multitude of applications which include, but are not limited to, conducting surface modelling analysis and curve fitting in order to design new engineering processes, studying signal attenuation and propagation in radio engineering. Potential automobile and motorcycle applications could include surface panel design for aerodynamics, aesthetic symmetry, and calculated asymmetry among others. We believe the Grafiti Limited regression analysis product could also be used for predicting vehicle sharing demand and pricing trends in various markets based on a wide range of variables.

Grafiti Limited’s strategy is to build a broader, long term customer base by increasing its sales of Grafiti Limited’s product offerings which will include cloud and Macintosh compatible data analytics and statistical visualization software products. We believe this will enable the Grafiti Limited business to focus on generating more recurring revenues in the future.

Our Corporate Strategy

We are pursuing a corporate strategy focused on developing a business offering of end-to-end solutions ranging from personal mobility products to the collection of data to delivering insights from that data to our customers with a focus on safety and data intelligence and engineering services. In connection with such strategy and to facilitate our long-term growth, we continue to evaluate various strategic transactions, including acquisitions of companies with personal mobility products, technologies and intellectual property that complement those goals by adding technology, differentiation, customers and/or revenue. We are primarily looking for accretive acquisitions that have business value and operational synergies, but will be opportunistic for other strategic and/or attractive transactions. We believe these complementary technologies will add value to the Company and allow us to provide a comprehensive integrated personal mobility ecosystem to our customers. In addition, we may seek to expand our capabilities around safety, security, artificial intelligence, augmented reality and virtual reality or other high growth sectors. Candidates with proven technologies and personal mobility products that complement our overall strategy may come from anywhere in the world, as long as there are strategic and financial reasons to make the acquisition. We are also exploring opportunities that will supplement our revenue growth. We are primarily looking for accretive acquisitions that have business value and operational synergies, yet also opportunistic for other strategic and/or attractive transactions that we believe may increase overall shareholder value, which may include, but not be limited to, other alternative investment opportunities, such as minority investments and joint ventures. If we make any acquisitions in the future, we expect that we may pay for such acquisitions using our equity securities and/or cash and debt financings in combinations appropriate for each acquisition.

Recent Transactions

Second Amendment to June 2024 Secured Promissory Note

On February 27, 2025, the Company and Streeterville Capital, LLC ( “Streeterville”) entered into a Second Amendment (the “Note Amendment”) to the Secured Promissory Note originally issued by the Company to Streeterville on June 26, 2024, in an original principal amount of $6,470,000 (as previously amended, the “June 2024 Note”).

Pursuant to the Note Amendment, the parties have agreed to amend the June 2024 Note to grant Streeterville the right to convert from time to time at its election, all or any portion of the outstanding balance of the June 2024 Note into common shares, no par value, of the Company (“Conversion Shares”). The number of Conversion Shares deliverable under a conversion notice will be equal to the amount of the outstanding balance of the June 2024 Note being converted, divided by the conversion price, which is 90% of the lowest daily volume weighted average price of the Company’s common shares reported by Bloomberg during the ten trading days preceding the delivery date of a conversion notice. This is subject to a floor price of $0.20 per share (the “June 2024 Note Floor Price”), which will be adjusted accordingly in the event of a share split or combination. If the Company issues any securities with a floor price less than $0.20 per share in the future, the June 2024 Note Floor Price will automatically adjust to be equal to such lower floor price.

Upon the closing of the underwritten registered offering on March 21, 2025 as described below (the “Offering”), the outstanding principal amount was partially repaid and reduced to $4,491,700, and the June 2024 Note Floor Price was adjusted to $0.0251.

Amendments to December 2024 Securities Purchase Agreement

On February 27, 2025, the Company and Streeterville entered into an Amendment No. 1 (the “SPA Amendment”) to the Securities Purchase Agreement dated December 20, 2024 (the “December 2024 SPA”). Under the SPA Amendment, the Company represented as to its foreign private issuer status and ability to follow home country practice instead of Nasdaq Listing Rule 5635(d) shareholder approval requirements. The parties agreed that, as long the Company remains a foreign private issuer, the Company is not required to seek shareholder approval for issuing shares pursuant to the December 2024 SPA above the limit set by Nasdaq Listing Rule 5635(d). If the Company loses its foreign private issuer status, it must obtain such approval within 90 days. Additionally, in connection with the Offering, the Company agreed to permit Streeterville, beginning 45 days after the closing of the Offering, to unilaterally elect to make pre-paid purchases up to $3,000,000 of the remaining commitment amount under the December 2024 SPA, without affecting the Company’s rights to require Streeterville to make pre-paid purchases in accordance with the terms of the December 2024 SPA.

As of March 31, 2025 and May 19, 2025, under the December 2024 SPA, the Company has received an aggregate of $4,400,000 pursuant to pre-paid purchases made by Streeterville out of the total $10,000,000 committed amount, resulting in an outstanding principal balance of $4,708,000, which excludes any accrued interest and is calculated prior to any purchase of common shares described below. Of the $4,400,000 received, a total of $460,000 has been used to repay the indebtedness under the June 2024 Note.

As of March 31, 2025 and May 19, 2025, Streeterville has purchased, and the Company has issued, a total of 8,133,614 common shares to satisfy pre-paid purchases made through this date, based on the pricing formula described in the December 2024 SPA, and as a result, the outstanding principal balance has been reduced to $3,158,000.

Completion of Registered Underwritten Offering

On March 20, 2025, in connection with the Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC, as the sole underwriter (the “Underwriter”) , pursuant to which the Company sold and issued (i) 126,900,000 units (each a “Unit” and collectively, the “Units”) at a public offering price of $0.130 per Unit, with each Unit consisting of (A) one common share of the Company, no par value per share (each a “Common Share” and collectively, the “Common Shares”) and (B) one Series A Warrant (each a “Series A Warrant” and collectively, the “Series A Warrants”) to purchase one Common Share for cash or otherwise acquire such greater number of Common Shares as determined in accordance with the provisions of the Series A Warrant upon an alternate cashless exercise option and (ii) warrants to purchase 6,345,000 Common Shares to the Underwriter (each a “Underwriter’s Warrant” and collectively, the “Underwriter’s Warrants”) for cash or otherwise acquire such greater number of Common Shares as determined in accordance with the provisions of the Underwriter’s Warrant upon an alternate cashless exercise option. The Underwriter’s Warrants are identical to the Series A Warrants except that the Underwriter’s Warrants are subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA.

Each Series A Warrant is exercisable at an initial exercise price of $0.195 per share (150% of the public offering price per Unit). The Series A Warrants will be exercisable from issuance and will expire two and one-half (2.5) years after issuance. Additionally, under the alternate cashless exercise option of the Series A Warrants, during the period of 90 calendar days following the issue date of the Series A Warrants, a holder of the Series A Warrant has the right to receive, without payment of any additional cash to the Company, an aggregate number of shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Series A Warrant and (y) two and a half (2.5). Accordingly, the Company believes it is highly unlikely that a holder of the Series A Warrants would pay an exercise price in cash to receive one Common Share when the holder could instead choose the alternate cashless exercise option and pay no cash to receive 2.5 Common Shares. As a result, the Company will likely not receive any additional funds and does not expect to receive any additional funds upon the exercise of the Series A Warrants.

In addition, at 4:01 p.m. Eastern time on the 7th trading day after the date of issuance (the “First Reset Date”), the exercise price of the Series A Warrants was reset to $0.0502 per share, which equaled the initial floor price based on the first reset formula provided in the Series A Warrants; and the number of shares issuable upon exercise was increased such that the aggregate exercise price of the Series A Warrants on the issuance date for the Common Shares underlying the Series A Warrants then outstanding remained unchanged. Subsequently, at 4:01 p.m. Eastern time on the 15th trading day after the date of issuance (the “Second Reset Date”), the exercise price of the Series A Warrants was further reset to $0.0251 per share, which equaled the second floor price based on the second reset formula provided in the Series A Warrants; and the number of shares issuable upon exercise was further increased such that the aggregate exercise price of the Series A Warrants on the issuance date for the Common Shares underlying the Series A Warrants then outstanding remained unchanged.

Under the Underwriting Agreement, the Company granted the Underwriter an option to purchase from the Company either up to an additional 19,035,000 Common Shares at a price of $0.129 per share, or up to 19,035,000 Series A Warrants to purchase Common Shares at a price of $0.001 per warrant, or a combination of the two (the “Overallotment Option”). On March 21, 2025, the Underwriter exercised its Overallotment Option with respect to 19,035,000 Series A Warrants.

The Underwriter received a cash fee of six and a half percent (6.5%) of the aggregate gross proceeds raised in the Offering as underwriting discounts and commissions. The Company paid $100,000 of the Underwriter’s out-of-pocket accountable expenses in connection with the Offering.

The Offering closed on March 21, 2025. The net proceeds to the Company from the Offering were approximately $15 million, after deducting underwriting discounts and commissions and other offering expenses payable by the Company. The Company intends to use the net proceeds for working capital and general corporate purposes, including research and development as well as marketing and sales of the Company’s products. Additionally, the Company used approximately 14% of the net proceeds to repay the outstanding balance of the June 2024 Note.

The Offering was made pursuant to a registration statement on Form S-1 (File No. 333-285872), which was initially filed with the SEC on March 18, 2025, and declared effective by the SEC on March 20, 2025, and a registration statement on Form S-1 (File No. 333- 285981), which was filed with the SEC on March 20, 2025 and became effective upon filing. The final prospectus relating to the Offering was filed with the SEC on March 21, 2025.

Subsequent Exercise of Series A Warrants

Subsequent to March 31, 2025, the Company has issued an aggregate of 1,946,710,549 common shares upon exercise of the Series A Warrants pursuant to the alternate cashless exercise provision. The fair value of the exercised warrants in the amount of $14,396,075 were recorded to equity. As of May 19, 2025, 2,352 Series A Warrants remain outstanding, which may result in the issuance of up to 45,681 additional common shares, assuming exercise on an alternate cashless basis at the floor price of $0.0251.

Termination of Loan Documents

On March 29, 2025, the Company entered into a letter agreement with Braebeacon Holdings Inc. (“Braebeacon”) to formally terminate the following loan agreements, under which the Company received no loan funds prior to such termination: (i) the Note Purchase Agreement, dated November 13, 2024, between the Company and Braebeacon; (ii) the Secured Promissory Note, dated November 13, 2024, issued by the Company to Braebeacon; (iii) the Security Agreement, dated November 13, 2024, executed by the Company in favor of Braebeacon; (iv) the Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc., a wholly owned subsidiary of the Company, in favor of Braebeacon; (v) the Intellectual Property Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc. in favor of Braebeacon; (vi) the Guaranty, dated November 13, 2024, executed by Damon Motors, Inc. in favor of Braebeacon; and (vii) the Guaranty, dated November 13, 2024, executed by Damon Motors Corporation, a wholly owned subsidiary of the Company, in favor of Braebeacon.

Additionally, the Company entered into a letter agreement with East West Capital, LLC (“East West,” and together with Braebeacon, the “Note Holders”) to formally terminate the following loan agreements, under which the Company received no loan funds prior to such termination: (i) the Note Purchase Agreement, dated November 13, 2024, between the Company and East West; (ii) the Secured Promissory Note, dated November 13, 2024, issued by the Company to East West; (iii) the Security Agreement, dated November 13, 2024, executed by the Company in favor of East West; (iv) the Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc. in favor of East West; (v) the Intellectual Property Security Agreement, dated November 13, 2024, executed by Damon Motors, Inc. in favor of East West; (vi) the Guaranty, dated November 13, 2024, executed by Damon Motors, Inc. in favor of East West; and (vii) the Guaranty, dated November 13, 2024, executed by Damon Motors Corporation in favor of East West.

Under the letter agreements, the Company and each Note Holder acknowledged that, as of the termination date, no amounts had been funded under the respective Note Purchase Agreements or Secured Promissory Notes. As a result of such terminations, all rights and obligations of the parties under the terminated agreements have been extinguished and are of no further force or effect.

Technical Design Agreement

On April 4, 2025, the Company entered into a Technical Design Agreement (the “Agreement”) with Engines Engineering S.p.a. (“EE”), an Italian corporation specializing in vehicle engineering, design and development, to provide such services for development of the Company’s HyperSport Race electric motorcycle (the “Project”).

Under the Agreement, EE will be responsible for delivering services in multiple areas including technical compliance, component selection, development and validation testing, and prototyping. The Project is structured into nine development phases continuing through March 2026, with specific milestones and deliverables required at each phase.

The total contract value of the Agreement is €1,581,670, with half of the amount invoiced on the date of the Agreement, and the remaining half tied to milestone-based deliverables for each phase of the Project, to be invoiced in installments following the Company’s acceptance of the corresponding phase.

Pursuant to the Agreement, all work product developed under the Agreement will be owned by the Company upon full payment for the applicable phase, while EE retains ownership of its pre-existing intellectual property and grants the Company an irrevocable, perpetual, nonexclusive, worldwide and paid-up license to use such intellectual property and create derivative works from it when used as part of or in support of the work product developed under the Agreement.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We evaluate our critical accounting estimates and assumptions on an ongoing basis. Our estimates are based on historical experience, current trends, and various other assumptions that we believe to be reasonable under the circumstances to ensure that our financial statements are presented fairly and in accordance with GAAP. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows may be affected. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

There have been no significant changes to our critical accounting estimates as compared to those disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended June 30, 2024 and 2023 included in the information statement filed as Exhibit 99.1 to the amended registration statement on Form 10-12B filed with the SEC on September 26, 2024, except as disclosed below.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the FASB Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter.

Results of Operations

The following financial information is for the three and nine months ended March 31, 2025 and 2024:

	Three Months Ended		Nine Months Ended
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Revenue	$81,411	$-	$130,934	$-
Cost of revenue	40,161	-	61,493	-
Gross profit	41,250	-	69,441	-

Operating expenses:
Research and development, net	959,672	1,805,747	2,014,226	3,760,318
General and administrative	3,702,113	1,531,065	6,674,473	4,895,715
Sales and marketing	185,776	201,509	538,321	774,481
Transaction costs	203,000	-	5,620,436	-
Depreciation	61,090	74,791	175,902	229,643
Impairment	14,119,955	-	14,119,955	-
Foreign currency transaction loss/(gain)	115,476	(137,337)	(119,103)	(176,575)
Total operating expenses	19,347,082	3,475,775	29,024,210	9,483,582

Operating loss	(19,305,832)	(3,475,775)	(28,954,769)	(9,483,582)

Other non-operating income / (loss)	(5,857,606)	(9,621,158)	26,600,259	(16,121,402)
Current income tax recovery		-	5	-
Net loss	$(25,163,438)	$(13,096,933)	$(2,354,505)	$(25,604,984)

Revenue

The Company derives revenue from the sale of software and software as a service. Revenue for the three and nine months ended March 31, 2025 was $81,411 and $130,934, respectively, compared to $nil for the three and nine months ended March 31, 2024. The increase of revenue was due to the Company having consolidated the newly acquired subsidiary, Grafiti Limited. Grafiti Limited generates revenue from providing scientific software products and services. All the revenue post to the acquisition date has been consolidated by the Company.

Cost of revenue and gross profit

Cost of revenues for the three and nine months ended March 31, 2025 were $40,161 and $61,493, respectively, compared to $nil for the three and nine months ended March 31, 2024. The gross profit margin for the three and nine months ended March 31, 2025 were 51% and 53%, respectively.

Research and development expenses

Research and development expenses were $959,672 for the three months ended March 31, 2025, compared to $1,805,747 for the three months ended March 31, 2024. The decrease of $846,075 was primarily due to the following:

●	salaries decreased by approximately $798,000;

●	rent expense decreased by approximately $167,000;

●	lab supplies and materials decreased by approximately $120,000; partially offset by

●	engineering contract expense increased by approximately $239K.

Research and development expenses were $2,014,226 for the nine months ended March 31, 2025, compared to $3,760,318 for the nine months ended March 31, 2024. The decrease of $1,746,092 was primarily due to the following:

●	Salaries decreased by approximately $1,942,000;

●	Lad supplies and materials decreased by approximately $540,000;

●	rent decreased by approximately $294,000;

●	share-based compensation expense decreased by approximately $206,000;

●	other expenses decreased by approximately $102,000; partially offset by

●	Canadian Scientific Research & Development tax credits received decreased by approximately $1,099,000;

●	engineering contract expense increased by approximately $239,000.

The Company anticipates research and development expenses will increase as the Company entered into a Technical Design Agreement for the development of the Company’s HyperSport Race electric motorcycle.

General and administrative expenses

For the three months ended March 31, 2025, general and administrative expenses were $3,702,113, compared to $1,531,065 for the three months ended March 31, 2024. The increase of $2,171,048 was primarily due to the following:

●	professional fee increased by approximately $809,000;

●	salaries increased by approximately $672,000;

●	insurance increased by approximately $178,000;
●	audit and consulting fee increased by approximately $177,000;

●	investor relation expense decreased by approximately $123,000;

●	rent increased by approximately $113,000;

●	other expenses increased by approximately $99,000.

 For the nine months ended March 31, 2025, general and administrative expenses were $6,674,473, compared to $4,895,715 for the nine months ended March 31, 2024. The increase of $1,778,758 was primarily due to the following:

●	professional fee increased by approximately $960,000;

●	investor relation expense increased by approximately $742,000;

●	salaries increased by approximately $655,000;

rent expense increased by approximately $213,000;

●	insurance expense increased by approximately $199,000; partially offset by

●	legal fee decreased by approximately $487,000;

●	audit and consulting fee decreased by approximately $323,000;

●	share-based compensation expense decreased by approximately $122,000.

●	other expense decreased by approximately $58,000;

The Company anticipates that general and administrative expenses will be consistent with previous quarters to year end.

Sales and marketing expenses

Sales and marketing expenses were $185,776 for the three months ended March 31, 2025, compared to $201,509 for the three months ended March 31, 2024. Sales and marketing expenses were $538,321 for the nine months ended March 31, 2025, compared to $774,481 for the nine months ended March 31, 2024. The decrease in sales and marketing expenses was primarily attributable to the decreased sales and marketing activities.

The Company anticipates sales and marketing expenses will re increase in the coming months as we launch our HyperSport Race marketing campaigns.

Transaction costs

Transaction costs were $203,000 and $5,620,436 for the three and nine months ended March 31, 2025, respectively, compared to $nil for the three and nine months ended March 31, 2024. Transaction costs were legal, professional and consulting fees related to the business combination transaction completed in November 2024.

Impairment

For the three months and nine months ended March 31, 2025, the Company recorded a non-recurring impairment of goodwill in the amount of $14,045,955 and an impairment of intangible assets in the amount of $74,000, reducing the carrying value of goodwill and intangible assets to $nil.

Other non-operating income / (loss)

For the three months ended March 31, 2025, other non-operating loss were $5,857,606, compared to $9,621,158 for the three months ended March 31, 2024. The decrease of other non-operating loss of $3,763,552 was primarily due to the following:

●	loss from change in fair value of financial liabilities decreased by $8,201,000;

●	loss on extinguishment of debt decreased by approximately $720,000; partially offset by

●	finance expense for warrants issuance increased by approximately $4,739,000;

●	interest expense increased by approximately $418,000.

For the nine months ended March 31, 2025, other non-operating income were $26,600,259, compared to other non-operating loss of $16,121,402 for the nine months ended March 31, 2024. The increase of other non-operating income of $42,721,661 was primarily due to the following:

●	income from change in fair value of financial liabilities increased by approximately $47,273,000;

●	loss on extinguishment of debt decreased by approximately $720,000; partially offset by

●	finance expense for warrants issuance increased by approximately $4,739,000;

●	interest expense increased by approximately $532,000.

Net Loss

During the three months ended March 31, 2025, the Company incurred a net loss of $25,163,438, compared to a net loss of $13,096,933 for the three months ended March 31, 2024. The increase in net loss is mainly due to the Company recognized impairment of goodwill and intangible assets of $14,119,955 for the three months ended March 31, 2025. The increase in net loss was partially offset by the $nil fair value loss recognized in the three months ended March 31, 2025, compared to a fair value loss of $8,201,000 for the three months ended March 31, 2024.

During the nine months ended March 31, 2025, the Company incurred a net loss of $2,354,505, compared to a net loss of $25,604,984 for the nine months ended March 31, 2024. The decrease in net loss is mainly due to the income from change in fair value of financial liabilities of $34,333,573 for the nine months ended March 31, 2025, compared to the loss from change in fair value of financial liabilities of $12,939,830 for the nine months ended March 31, 2024. Upon the completion of Business Combination, the convertible notes were mandatorily converted into 16,496,750 Damon Motor’s common shares. Upon conversion, the carrying value of the convertible debt approximates fair value of the shares issued.

Liquidity and Capital Resources

As of March 31, 2025, the Company had cash of $7,555,820, and working capital deficiency of approximately $21.1 million. The Company’s accumulated deficit and expected future losses cast substantial doubt upon its ability to continue as a going concern. Furthermore, the Company had negative cash flows from operating activities of approximately $14.7 million for the nine months ended March 31, 2025. These operating losses and negative cash flows were mainly the result of on-going operating costs, transaction costs incurred due to the business combination and the public listing exercise and financing cost to sustain its operation. Based on the foregoing and its growth strategy, the Company expects to continue to make significant expenditures to expand its business and develop operations in the future. As a result, the Company may continue to incur operating losses and have negative cash flows in the short term, as it continues to execute on its growth strategy and develop operations to produce the motorcycles to meet delivery of the motorcycles in our order book. As such, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated by management’s plans.

The Company’s primary sources of liquidity used in the funding of its operations and the execution of its growth comes from on-going fund raised in the form of issuance of share capital. The Company cannot provide assurance that the Company will secure financing in a timely manner.

Summary of Cash Flows

	Nine Months Ended
	March 31, 2025	March 31, 2024
Cash Flows:
Cash flows used in operating activities	$(14,676,985)	$(10,746,591)
Cash flows provided by investing activities	77,270	-
Cash flows provided by financing activities	21,774,284	8,701,545
Increase / (decrease) in cash	$7,174,569	$(2,045,046)

Cash Flows from Operating Activities

During the nine months ended March 31, 2025, cash used in operating activities was $14,676,985, compared with $10,746,591 for the nine months ended March 31, 2024. Cash used in operating activities increased by $3,930,394 principally as a result of an increase of operating expenses by approximately $19,541,000, partially offset by the non-cash impairment loss of approximately $14,130,000 and other non-cash items and changes in working capital of approximately $1,481,000.

Cash Flows from Investing Activities

During the nine months ended March 31, 2025, cash provided by investing activities were $77,270, representing cash acquired through the Business Combination. During the nine months ended March 31, 2024, $nil cash provided by investing activities.

Cash Flows from Financing Activities

During the nine months ended March 31, 2025, cash provided by financing activities were $21,774,284 compared with $8,701,545 for the nine months ended March 31, 2024. The increase of $13,072,739 was primarily due to the following:

●	the Company received cash of approximately $14,767,000 from the recent financing completed in March 2025;

●	proceeds from pre-paid purchase increased by approximately $4,400,000;

●	proceeds from Streeterville notes increased by approximately $3,150,000;

●	proceeds from promissory notes increased by approximately $929,000;

●	proceeds from senior secured promissory notes increased by approximately $596,000; partially offset by

●	proceeds from convertible notes decreased by approximately $8,470,000;

●	payments of debt increased by approximately $2,240,000.

●	proceeds from stock options exercise decreased by approximately $59,000.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, being March 31, 2025. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2025.

We determined material weaknesses in our internal control over financial reporting relating to ineffective controls over period end financial disclosure and reporting processes, including ineffective monitoring activities to assess the operation of internal controls over financial reporting and lack of sufficient controls designed and implemented for financial information processing and reporting and lacked personnel with requisite skills for financial reporting under U.S. GAAP.

Management is continuing to enhance and document the design and implementation of its internal control systems and has begun performing testing of certain controls, as part of its ongoing efforts to address the identified material weaknesses.

Changes in Internal Controls Over Financial Reporting

The material weakness described above has not been remediated as of March 31, 2025. Other than the ongoing progress toward completing documentation and testing of the internal control systems of key financial cycles, there were no changes in our internal controls (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of the Effectiveness of Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations of any control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

On March 7, 2025, the Company was served with a notice of civil claim (the “Notice”), which was filed on February 28, 2025, in the Supreme Court of British Columbia by Damon Jay Mercredi Giraud, former director and CEO of the Company (the “Plaintiff”), against the Company and all of the directors of the Company. The Notice alleges, among other things, that in connection with the Plaintiff’s resignation (i) the Board agreed to certain settlement terms which included provisions related to the payment of a listing bonus contingent on the Company’s successful listing on a recognized stock exchange (the “Listing Bonus”) and backpay for unpaid wages; and (ii) after the effective date of the Plaintiff’s resignation, the Company provided the Plaintiff with a written settlement agreement which fundamentally altered the terms of the previously agreed settlement terms, including the payment date for the Listing Bonus and backpay for unpaid wages; and (iii) that the Company has not discharged its obligations pursuant to the alleged settlement terms and (iv) that the Plaintiff received a letter from major shareholders containing unfounded accusations against the Plaintiff and threatening him with legal action, and that such letter was sent by or at the direction of the Company. The Company is required to respond within 21 days after the date a copy of the Notice was served. As of the date of the filing, neither the Company or its directors have responded to the Notice and the Company denies the allegations of wrongdoing described in the Notice. The relief sought by the Plaintiff includes, among others, specific performance of the allegedly original verbal settlement terms, an order assigning any debts in the Plaintiff’s name owed by the Company to the Company, and special costs, or, in the alternative, breach of an employment contract, and damages for wrongful dismissal.

On April 11, 2025, Andy DeFrancesco (“DeFrancesco”) filed a notice of civil claim (the “Claim”) against the Company in the Supreme Court of British Columbia. In the Claim, DeFrancesco alleges that, in or around October 2023, the Company’s executives verbally agreed to issue $3.2 million worth of the Company’s shares (the “Shares”) to DeFrancesco in exchange for past and future services provided to Damon, including advising and working with the Company on financings and other operational aspects. DeFrancesco further alleges the Shares were to be provided as soon as possible and that he delivered an irrevocable direction regarding delivery of the shares in November 2023, however the Company has refused to issue the Shares. The relief sought by DeFrancesco includes specific performance of the alleged verbal agreement and damages for loss of opportunities caused by the alleged breach of contract or, alternatively, unjust enrichment on a quantum meruit basis for the services allegedly provided by DeFrancesco. The Company filed a response to the Civil Claim (defense) on May 9, 2025, denying all allegations.

Item 1A. Risk Factors

In addition to the risk factors below and the other information set forth in this Form 10-Q, you should carefully consider the risk factors in the “Risk Factors” section of the Company’s registration statement on Form S-1 filed on March 18, 2025, which are incorporated herein by reference. Our business, results of operations and financial condition could be materially adversely affected by these risks.

The Company is currently subject to a delisting determination by the staff of Nasdaq, and trading of its common shares was halted on April 29, 2025. The Company expects that after its common shares are delisted from Nasdaq, its common shares to begin trading on the OTC Pink Current Market, which may affect the market price and liquidity of the shares and could limit the Company’s ability to raise additional capital.

The Nasdaq Stock Market LLC requires listed companies to comply with certain standards in order to remain listed. On January 7, 2025, the Company received notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq that for the 30 consecutive business days from November 18, 2024 to January 6, 2025, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until July 7, 2025, to regain compliance with the MVLS Requirement.

On January 22, 2025, the Company received notice from the Staff that the bid price of its common shares had not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 21, 2025, to regain compliance with the Minimum Bid Price Requirement.

On March 20, 2025, the Company received notice from the Staff that, for the 30 consecutive business days from February 3, 2025 to March 19, 2025, the Company’s Market Value of Publicly Held Shares (“MVPHS”) had not maintained a minimum aggregate market value of $15,000,000 required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company was provided 180 calendar days, or until September 16, 2025, to regain compliance with the MVPHS Requirement.

On April 4, 2025, the Company received notice (the “April 4 Letter”) from Nasdaq that the Staff has determined that as of April 3, 2025, the Company’s common shares had a closing bid price of $0.10 or less for ten consecutive trading days, triggering application of Listing Rule 5810(c)(3)(A)(iii) which states in part: if during any compliance period specified in Rule 5810(c)(3)(A), a company’s security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. As a result, the Staff has determined to delist the Company’s common shares from the Nasdaq Global Market, unless the Company timely requests an appeal of the Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

On April 25, 2025, the Company received a notification letter from the Staff, stating that based on its review of the Company’s public filings with the SEC, its staff has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101. Specifically, as set forth in the letter, Nasdaq’s staff determined that the Company’s issuance of securities pursuant to the underwriting agreement dated March 20, 2025, particularly the Series A warrants exercisable on an alternate cashless basis as described in the Company’s prior SEC filings, raises public interest concerns because the issuance resulted in substantial dilution for its shareholders. Accordingly, as set forth in the letter, this matter serves as an additional basis for delisting the Company’s securities from Nasdaq.

On April 29, 2025, the Nasdaq staff informed the Company that, pursuant to the staff’s authority under Listing Rule 4120(a)(5), trading in its shares on Nasdaq has been halted pending the outcome of the Panel hearing, unless the staff determines to lift the halt prior to the hearing. To enable the Company’s common shares to trade on an alternative market, the Company has determined to forego its right to appeal Nasdaq’s delisting determination. The Nasdaq staff has informed the Company that its common shares will resume trading on Nasdaq for one trading day, on May 19, 2025, prior to suspending the common shares as of the following trading day.

The Company currently expects that its common shares will begin trading on the OTC Pink Current Market maintained by OTC Markets on May 20, 2025, in accordance with Rule 15c2-11(f)(1) under the Exchange Act. The OTC Pink Current Market will become the OTCID Basic Market effective as of July 1, 2025. The Company is also seeking to have its shares posted for trading on the OTCQB Venture Market (“OTCQB”), though no assurance can be provided that the Company will be able to satisfy the criteria for trading on the OTCQB or that the staff of OTC Markets will approve the posting of the Company’s shares for trading on the OTCQB.

Delisting from the Nasdaq could make trading our common shares more difficult for investors, potentially leading to declines in our share price and liquidity. In addition, without a Nasdaq market listing, shareholders may have a difficult time getting a quote for the sale or purchase of our shares, the sale or purchase of our shares would likely be made more difficult and the trading volume and liquidity of our shares could decline. Delisting from Nasdaq could also result in negative publicity and make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common shares as transaction consideration or the value accorded our common shares by other parties. Further, following delisting, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common shares and the ability of our shareholders to sell our common shares in the secondary market. Once delisted, they may come within the definition of “penny stock” as defined in the Exchange Act and would be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors.

While we currently anticipate our common shares will begin trading on the OTC Pink Current Market after our common shares are delisted from Nasdaq, there is no guarantee that such trading will proceed as expected. If we are unable to resume trading, investors will face further limitations in the liquidity of our common shares, and our ability to raise capital, continue as a going concern, and maintain investor confidence could be materially and adversely affected. If our common shares are delisted from Nasdaq and our shares are unable to resume trading on any market, we may also face cash payment obligations and trigger defaults under our existing financing arrangements with Streeterville, which could further strain our liquidity position and ability to continue as a going concern.

Our stock price has been volatile, and the issuance of shares upon the exercise of Series A Warrants has resulted in significant dilution. Additional issuances under our current financing arrangements with Streeterville or other new issuances could further depress the market price of our common shares.

Following the closing of the underwritten registered offering on March 21, 2025 (the “Offering”), investors began exercising their Series A Warrants on an alternate cashless basis, resulting in the issuance of 2,293,412,544 common shares by the Company. As of May 19, 2025, 2,352 Series A Warrants remain outstanding, which may result in the issuance of up to 45,681 additional common shares, assuming exercise on an alternative cashless basis at the floor price of $0.0251.

In connection with the Offering, the floor price under the June 2024 Note has been adjusted to $0.0251. As of May 19, 2025, the outstanding principal amount was partially repaid and reduced to $4,491,700, with an additional $570,578 in accrued unpaid interest, which may result in an issuance of 201,684,382 common shares assuming Streeterville will convert the remaining balance under the June 2024 Note at the floor price of $0.0251.

Additionally, as of May 19, 2025, the outstanding principal balance under the December 2024 SPA was $3,158,000, with an additional $97,080 in accrued unpaid interest. Streeterville may make purchases of common shares in satisfaction of outstanding pre-paid purchases pursuant to the pricing formula set forth in the December 2024 SPA. If the Company receives additional funding under the total $10,000,000 commitment or if Streeterville elects to purchase common shares in satisfaction of the outstanding balance under the December 2024 SPA, further issuances of common shares may occur.

In addition to these financing arrangements, the Company may issue additional common shares to settle outstanding obligations, raise capital, or compensate employees and service providers. For example, in connection with the settlement of certain fees owed to a former financial advisor, the Company has agreed to pay either cash or issue common shares in the amount of $1,000,000 no later than May 21, 2025, based on a pricing formula as described in greater detail in the Company’s Current Report on Form 8-K filed with the SEC on March 25, 2025; and the Company has also agreed to register any such issued shares no later than one trading day following their issuance. The Company is generally not restricted from issuing additional common shares or securities convertible into or exchangeable for common shares. Under our Articles and British Columbia corporate law, we are authorized to issue an unlimited number of common shares. Any actual or anticipated future issuances, particularly those at prices below the current market price, could significantly dilute existing shareholders, depress our share price, and impair our ability to raise capital.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

a) Sales of Unregistered Securities

There were no sales of unregistered securities by the Company during the quarter ended March 31, 2025 that were not previously reported in current reports on Form 8-K filed with the SEC.

c) Issuer Purchases of Equity Securities

None.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Other Information

c) Rule 10b5-1 Trading Plans.

During the quarter ended March 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined under Item 408 of Regulation S-K).

Item 6. Exhibits

See the Exhibit index following the signature page to this Form 10-Q for a list of exhibits filed or furnished with this report, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DAMON INC.

Date: May 19, 2025	By:	/s/ Dominique Kwong
Dominique Kwong
Interim Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Certificate of Incorporation, and Notice of Articles (latest updated)	Form 10-Q	001-42190	3.1	December 18, 2024
3.2	Articles	Form 8-K	001-42190	3.1	November 18, 2024
4.1	Form of Series A Warrant.	Form 8-K	001-42190	4.1	March 25, 2025
4.2	Form of Underwriter’s Warrant.	Form 8-K	001-42190	4.2	March 25, 2025
10.1	Amendment No. 2 to Secured Promissory Note, dated February 27, 2025.	Form 8-K	001-42190	10.1	February 27, 2025
10.2	Amendment No. 1 to Securities Purchase Agreement, dated February 27, 2025.	Form 8-K	001-42190	10.2	February 27, 2025
10.3	Underwriting Agreement, dated as of March 20, 2025, by and between Damon Inc. and Maxim Group LLC.	Form 8-K	001-42190	10.3	March 25, 2025
10.4*	Amendment to Interim Executive Employment Agreement, dated May 4, 2025, between Damon Inc. and Dominique Kwong.				Filed herewith
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1#	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).					X

*	Indicates a management contract or compensatory plan.
#	This certification is deemed not filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.